SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       CARNEGIE INTERNATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)


                   Colorado                                   13-3692114
        (State or other jurisdiction of                   (I.R.S. Employer
         Incorporation or Organization)                Identification Number)


11350 McCormick Road, Executive Plaza #3, Suite 1001
            Hunt Valley, Maryland                               21031
   (Address of Principal Executive Office)                    (Zip Code)


Registrant's telephone number, including area code     410-785-7400



Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                     Name of Each Exchange on Which
      to be so Registered                     Each Class is to be Registered

             None                                         None


Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)


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Introductory Statements

         Carnegie International Corporation (the "Corporation") has prepared and filed this Form 10-SB/A on a voluntary basis to make available reportable information about the Corporation to existing shareholders and others interested in the activities of the Corporation. The Corporation will continue to voluntarily file periodic reports in the event its obligation to file such reports is suspended under the Securities Exchange Act of 1934, as amended.

         This registration statement on Form 10-SB/A (the "Registration Statement") may be deemed to contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this Registration Statement or hereafter included in other publicly available documents filed with the Securities and Exchange Commission, reports to the Corporation's stockholders and other publicly available statements issued or released by the Corporation involve known and unknown risks, uncertainties and other factors which could cause the Corporation's actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management's best estimates based upon current conditions and the most recent results of operations.

                                     PART I

ITEM 1.  BUSINESS

Corporate History

         The Corporation was formed under the laws of the State of Colorado on March 26, 1974, under the name "Entropy Limited," to engage in the development, manufacture and sale of solar energy systems. In 1982, the Corporation ceased operations when its inventory and working capital were depleted.

         In September 1984, the Corporation was revived by reason of a merger with Solenergy Corporation, which was also engaged in the solar energy business, and at that time, changed its name to "Solenergy Corporation." The operations of the combined companies were not successful and, as a result, the Corporation again ceased its operations in June 1985. In September 1985, the Corporation sold all of its assets and distributed the proceeds to its secured creditors.

         In January 1992, the charter of the Corporation was suspended by the State of Colorado for the failure to file its Corporate Report, to appoint and maintain a registered agent in Colorado and to pay certain fees. The Corporation allowed its charter to be suspended because it was not business at the time. In August 1994, the Corporation's former president caused the Corporation's charter to be reinstated by filing a Certificate of Renewal, obtaining a registered agent, The CT Corporation, and paying the requisite fees to the State of Colorado in the hope of arranging a transaction pursuant to which the stockholders might receive some value. At that


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time, the name of the Corporation was changed to "A&W Corporation, Inc." because the Solenergy Corporation name was not available and to reflect that the Corporation was not active in the solar energy business. A&W Corporation, Inc. did not conduct any business until February, 1996.

         In February 1996, the officers of the Corporation began discussions with representatives of Grandname Limited, a British Virgin Islands corporation ("Grandname"). In March 1996, the Corporation entered into an Exchange Agreement with Grandname pursuant to which the Corporation agreed to exchange up to 16,136,666 shares of its common stock for all of the issued and outstanding
stock  of  Electronic  Card  Acceptance  Corporation,   a  Virginia  corporation
("ECAC"), and DAR Products Corporation, a Maryland corporation ("DAR"). The exact number of shares of common stock of the Corporation to be issued pursuant to the Exchange Agreement was later determined to be 12,650,000. Grandname had entered into agreements to acquire ECAC and DAR in exchange for stock of the Corporation. The transaction closed on May 3, 1996 at which time (i) a 1 for 10 reverse stock split previously approved by the Board of Directors of the Corporation became effective, so that its 10,000,000 shares of outstanding common stock were reduced to 1,000,000, (ii) the 9,000,000 shares of the then authorized but unissued common stock were issued to Grandname, and (iii) the Corporation agreed to issue the additional 3,650,000 shares of common stock to which Grandname was entitled pursuant to the Exchange Agreement, as soon as the Corporation amended its charter to increase the authorized number of shares of common stock.

         As a result of the Exchange Agreement, ECAC and DAR became wholly-owned subsidiaries of the Corporation. ECAC engages in the transaction processing and servicing of credit card transactions for merchants. DAR owns and licenses a patented Non-grip Technology(R) for application to a variety of handheld items which minimizes or eliminates the need for the user to exert a gripping force.

         On May 22, 1996, the Corporation changed its name to "Carnegie International Corporation." On June 28, 1996, the stockholders of the Corporation approved an amendment to its charter increasing its authorized capital stock to 150,000,000 shares which consisted of 110,000,000 shares of common stock, no par value ("Common Stock"), and 40,000,000 shares of preferred stock, $1.00 par value ("Preferred Stock"). Immediately thereafter, the Corporation issued the additional 3,650,000 shares pursuant to the Exchange Agreement.

         On July 15, 1997, the Corporation repurchased 1,585,000 shares of the Corporation's common stock for $800,000 from the Estate of John Saah, which received its shares as a stockholder of ECAC pursuant to the Exchange Agreement with Grandname.

Recent Transactions

         During the spring of 1997, the Board of Directors of the Corporation made a decision to focus the future operations of the Corporation primarily in the telecommunications industry rather than financial services due to declining profit margins and increased competition in that industry.


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In implementation  of that business  strategy,  the Corporation  effected in the period from April 1997 to January 1999, the following transactions.

         Sale of ECAC

         On April 16, 1997, ECAC sold a portion of its merchant accounts to First USA Merchant Services, Inc. for cash in the amount of $3,700,000.

         On January 6, 1998, ECAC (Europe), Ltd., a subsidiary formed by the Corporation to engage in credit card processing in Europe, was sold to Alpina Tours, Ltd. for $250,000, evidenced by a promissory note due June 29, 1999, with interest at 6% per annum. The note is secured by 125,000 shares of common stock of the Corporation owned by the buyer.

         On January 31, 1998, the Corporation sold all of the outstanding stock of ECAC to Value Partners Limited, a Texas Limited Partnership for $100,000 in cash and the retention by the Corporation of 40% of the gross profit derived from the accounts of Franklin Bank which operates in suburban Detroit, Michigan.

         Spinoff of DAR

         On September 15, 1997, the Corporation's Board of Directors approved a plan to spin off DAR to the Corporation's stockholders since the ownership of DAR's non-grip technology was not consistent with its telecommunications strategy. TimeCast Corporation (TimeCast"), a Nevada corporation, was formed by the Corporation to act as a holding company for DAR and to be utilized to acquire other businesses. The Corporation transferred the stock of DAR to TimeCast; and then, on October 29, 1997, distributed all of the stock of TimeCast to the Corporation's stockholders pro-rata, on the basis of one share of TimeCast for every three shares of the Corporation.

         Acquisition of PTT and Talidan

         On September 29, 1997, the Corporation acquired pursuant to Exchange Agreements all of the stock of both Profit Thru Telecommunications (Europe) Limited, a United Kingdom corporation ("PTT"), and Talidan Limited, a British Virgin Islands corporation ("Talidan"), from Tiller Holding Limited, an Anguilla company ("Tiller"). In consideration for the stock of PTT and Talidan, the Corporation issued to Tiller and its stockholders (the "Tiller Group") and to the PTT-Talidan Shareholders an aggregate of 19,340,000 shares of the Corporation's common stock, two-year warrants to purchase 5,000,000 additional common shares at an exercise price of 50% of the average market price of the Corporation's common stock for the 30 trading days prior to exercise, and four-year options (the "Exchange Options") to purchase additional common shares at an exercise price of $.001 per share for that number of shares determined by dividing 2,500,000 by the average market price for the 30 trading days prior to exercise. (See Item 8. "Description of Capital Stock" for a description of the terms of the warrants and options.)



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         PTT is a  telecommunications  software company with its principal place of business located in Sheffield, England and has developed a series of interactive voice response software products and a multi-language automated voice recognition system ("MAVIS(TM)") for commercial use. (See Business - PTT"). Talidan is a telecommunications company with its principal place of business on the Isle of Man. Talidan creates call traffic for telecommunication carriers by promoting information and entertainment services using their circuits. In June 1998, Talidan sold-off a portion of its business. (See "Business - Talidan").

         Contemporaneously with the PTT/Talidan closing, the Corporation entered into a Preemption Agreement with Tiller granting the Corporation a right of first refusal for a period of three years to purchase any telecommunications businesses which Tiller desires to sell. In consideration thereof, the Corporation issued four-year options (the "Preemption Options") to Tiller to purchase shares of common stock at an exercise price of $.001 per share for that number of shares determined by dividing 2,500,000 by the average market price for the 30 days prior to exercise. (See Item 8. "Description of Capital Stock - Preemption Options.")

         To the extent that the Exchange Options and Preemption Options were not fully exercised by the third anniversary of the date of issue, the holders could, for a period of 30 days thereafter, exercise the remaining options in whole or in part, and require the Corporation to purchase the resultant shares at the price at which the number of shares was computed (the "Put Options"). The Corporation had recorded in its financial statements a liability representing these put options of $3,756,574 which was the discounted value of the stock options utilizing a 10% discount rate over three years.

         In December 1998, the Tiller Group (i) sold all of its Common Stock of the Corporation, warrants and options (retaining only 2,500,000 shares of the Corporation's Common Stock) to private primarily offshore investors, and (ii) surrendered the Put Options in exchange for rights to sell MAVIS(TM) exclusively in the former Soviet Union, Poland, Hungary, Czech Republic and other countries of the Eastern Block. In addition, Tiller acquired for nominal consideration non-exclusive rights to sell MAVIS(TM) in Italy, subject to minimum sales requirements and to Eudora (an Internet service provider) subscribers.

         Acquisition of ACC

         The Corporation acquired as of February 1, 1998 all of the stock of Harbor City Corporation, a Maryland corporation trading as ACC Telecom ("ACC"), with its principal place of business in Columbia, Maryland, for 200,000 shares of Series A Preferred Stock convertible into not less than 2,000,000 shares of Common Stock, and $1,000,000 payable in 20 equal quarterly installments over a five year period. ACC is a telephony dealer engaged in the sale, installation and servicing of telephone equipment and, in addition, will market MAVIS(TM) and the software products developed by PTT. (See "Business - ACC" and Item 8. "Description of Capital Stock").



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         Contemporaneously  with the ACC  acquisition,  the Corporation  entered into a Buy-Back/Sell-Back Agreement (the "BBSB Agreement") with Barry N. Hunt and Susan B. Hunt (the "Hunts"), who owned 100% of the common stock of ACC. The BBSB Agreement provides that for a period of twenty-four (24) months from the date of the BBSB Agreement, (i) the Hunts will have the option to buy back the ACC stock if MAVIS(TM) (as described herein) is not reasonably marketable and
(ii) the Corporation will have the option to sell back the ACC stock if ACC is unable to pay for its expenses for more than two consecutive months. In the event either party exercises its option, the Series A Preferred Stock issued to the Hunts and the unpaid portion of the $1,000,000 purchase price payable to the Hunts will both be cancelled. The Corporation does not believe that the Buy-Back option will be exercised by the Hunts because the Corporation is in the process of establishing a national dealer network for MAVIS(TM) and does not believe that it will exercise the Sell-Back option because of ACC's profitability.

         Acquisition of Voice Quest, Inc.

         On November 20, 1998, the Corporation acquired all of the stock of Voice Quest, Inc., a Florida corporation ("Voice Quest"), with its principal place of business in Sarasota, Florida, for 21,600 shares of Series E Preferred Stock (convertible into 216,000 shares of Common Stock), 230,000 shares of Common Stock and $102,084 payable in 12 equal quarterly installments over a three year period. Voice Quest engages in the development and marketing of interactive voice response software products and a voice recognition software product similar to MAVIS(TM). (See "Business - Voice Quest" and Item 8. "Description of Capital Stock ").

         Acquisition of RomNet, Inc.

         On December 1, 1998, RomNet Support Services, Inc., a Massachusetts corporation and wholly owned subsidiary of the Corporation ("RomNet"), acquired all of the assets of RomNet, Inc., a Massachusetts corporation with its principal place of business in Boston. The consideration paid for these assets was 52,500 shares of Series F Preferred Stock (convertible into 525,000 shares of Common Stock), 330,786 shares of Common Stock and the assumption of certain debt in the amount of $423,186. RomNet provides technical support and services for software and hardware products, beta testing and Internet support, as well as product sales and fulfillment. (See "Business - RomNet" and Item 8. "Description of Capital Stock").

         Letter of Intent with Paramount International Telecommunications, Inc.

         On December 15, 1998, the Corporation executed a letter of intent to acquire Paramount International Telecommunications, Inc. ("PITI"), a Nevada corporation, which provides telecommunications services to the hospitality, health care and pay-telephone industries, primarily in O+/- call auditing and international one-plus sectors, in the United States, Mexico and Canada. The purchase price of the business, if consummated, will be $1,500,000 in cash and 1,000,000 shares of Series G Preferred Stock, convertible into 10,,000,000 shares of Common Stock, subject to certain adjustments. The Corporation will also assume a debt of PITI to a trust in the amount of $1,244,683, which debt will be convertible into Common Stock at the discretion of the trust


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based on the  market  value of the  Corporation's  Common  Stock for the 20 days prior to conversion, less a discount of 25%. At the closing of the transaction, the PITI stockholders will be entitled to convert shares of Series G Preferred Stock into up to 2,000,000 shares of Common Stock, and any shares received upon such conversion will have demand registration rights. PITI markets private branch exchange ("PBX") systems, which operate as the primary systems used by hotels to provide telephone-related services to their guests, as well as to produce the information necessary to bill guests for telephone calls and to properly manage telecommunications services in the hotel. PITI is also an Operator Service Provider, providing domestic and international clients with
operator   services  (both  live  and   automated)  and  billing   services  for
long-distance collect calls for the pay-telephone industry.

         Letter of Intent with The Phone Stop, Inc.

         On January 27, 1999, the Corporation executed a letter of intent to acquire all of the assets of The Phone Stop, Inc. ("The Phone Stop"), a Chicago telephony company engaged in sales of Ameritech cellular phones and service, as well as answering machines, cordless phones, pagers and related residential phone products. The Phone Stop receives commissions for activations and residual payments for ongoing cellular service. The purchase price for the business, if consummated, will be 500,000 shares of the Corporation's Common Stock. The letter of intent includes a sell back provision which permits the Corporation, at its option, to reverse the transaction in the event that the current and future business of TeleResources, Inc., an Illinois corporation and an affiliate of The Phone Stop, is not acquired in the transaction. TeleResources, Inc., is primarily engaged in (i) the sales and service of Comdial phone equipment, with its major accounts including the City of Chicago, the United States Navy and Mil-Tel Communications; and (ii) sales of Ameritech network products and usage contracts.

         Acquisition of Victoria Restaurant

         In addition to all of the above transactions related to the Corporation's telecommunications strategy, the Corporation made one additional acquisition. In order to provide cash flow to the Corporation in the period prior to the time that the Corporation's telecommunications business becomes self-sustaining, the Corporation acquired the Victoria Station Restaurant in Virginia Gardens, Florida, effective in August, 1997. The purchase price for the restaurant was cash in the amount of $325,000 and 25,000 shares of the Corporation's common stock.

         Scoggin, Alexander & Associates, Inc.

         On July 15, 1998, the Corporation entered into a Consulting Agreement with Scoggin, Alexander & Associates, Inc. ("SAAI"), formerly known as The Vadiari Group International. The Corporation engaged SAAI to consult with the Corporation regarding investor relations matters and represent the Corporation in investors' communications and public relations with existing shareholders and investment professionals. In exchange for its services under the consulting agreement, SAAI received 200,847.5 shares of Series B Preferred Stock, convertible into 2,000,475 shares of common stock of the Corporation with piggyback registration rights.


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Pursuant  to the  Consulting  Agreement,  the Series B  Preferred  Stock  became convertible  upon the share  price of the Common  Stock  maintaining  an average
(bid) trading price of $2.00 per share for a period of at least 30 days. This condition has been satisfied.

Business

         General. The Corporation is a holding company that owns several wholly owned subsidiaries in the telecommunications, financial services and restaurant industries. The Corporation has no direct operating assets or business activity, but does provide management and other services to its subsidiaries. The Corporation's telecommunication's business includes the development of interactive voice response ("IVR") and voice recognition system software, the marketing of international long distance call traffic through the promotion of information and entertainment services, the provision of technical support, beta testing and Internet support for telephone related computer services, and the sale, installation and servicing of telephone equipment. The Corporation's restaurant business consists of the ownership and operation of one restaurant located in the Miami, Florida area. The Corporation continues to be active in financial services in the processing of credit card accounts through its subsidiary Electronic Card Processing, Inc. ("ECPI").

         The Corporation has thirteen full-time employees.

         Stockholders. As of December 31, 1998, the Corporation had 49,508,053 shares of Common Stock issued and outstanding and held by 1079 stockholders and 200,000 shares of Series A Preferred Stock held by the former owners of ACC; 200,847.5 shares of Series B Preferred Stock held by SAAI; 21,600 shares of Series E Preferred Stock held by the former owners of Voice Quest; and 52,500 shares of Series F Preferred Stock held by the former owners of RomNet.

         PTT

         General. PTT is engaged in the development and marketing of IVR software products and MAVIS(TM), into a computer telephone integrated ("CTI") system. PTT was in the process of developing software through December 31, 1997 with only minor amounts of sales of its IVR software products. IVR allows a user to access, store and carry out a variety of processing and messaging services by using the caller's voice commands. The telephony industry is developing a variety of new applications each year and expects to benefit from the efficiencies and cost savings of this relatively new technology. MAVIS(TM) creates an auto attendant for businesses that connects callers to an individual or department using voice only without the need to key punch numbers.

         MAVIS(TM) interfaces with Microsoft's Windows NT and Lernout & Hauspie's ASR Run-Time and TTS Run-Time software programs. Lernout & Hauspie, a Belgium company, is a world leader in the burgeoning market for multi-language enhanced speech recognition, and MAVIS(TM) can operate in any language that Lernout and Hauspie's speech recognition platform


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supports,  which  currently  includes  "American"  English,  "British"  English,
French, Spanish, Portuguese, Italian, Russian and German. The Corporation will add additional languages to MAVIS(TM) capability in the future. MAVIS(TM) can also provide voice mail and e-mail capabilities. A caller has the option to access both voice mail and e-mail remotely through MAVIS(TM) without the need for a computer by using text to speech technology to read the voice mail or e-mail to the caller. The caller can then request that the voice mail or e-mail be repeated, deleted or saved by stating the appropriate voice command instead of pressing buttons on the telephone keypad.

         MAVIS(TM) can be both retrofited to perform with most existing PBX equipment or can be incorporated into new PBX switchboards. ACC and other telephony dealers engaged by the Corporation will market MAVIS(TM) as an integrated addition to existing PBX systems. In addition, the Corporation intends to negotiate with major manufacturers of multiple line business phone systems and switchboards such as Comdial and Sprint for MAVIS(TM) software to be incorporated into their hardware products.

         MAVIS(TM) is currently being marketed for field trials in Great Britain by PTT and in the United States by ACC and is currently operating in several locations in Great Britain and the United States. PTT is currently seeking marketing partners throughout the United Kingdom and Europe and the Corporation and ACC are doing the same throughout the United States. The Corporation has entered into a Distributor Agreement with ALLTEL Supply, Inc., a business unit of ALLTEL Corp, an information technology company that provides wireline and wireless communications and information services, and is also a leading distributor of communications and data networking equipment for data network service providers and end users. ALLTEL Corp. is a major distributor of Panasonic, Comdial and Lucent telecommunications equipment and had total revenues of $5.2 billion for 1998. ALLTEL Supply, Inc. is one of the nations leading providers of telecommunications and data communications products. Pursuant to the Distributor Agreement, ALLTEL Supply, Inc. will market MAVIS(TM) throughout the United States, including to its affiliates. The Corporation has already received a $100,000 initial order from ALLTEL Supply, Inc. for MAVIS(TM) software. The Corporation will also market MAVIS(TM) through ACC's existing relationship with Comdial dealers, as well as through other telephony companies if acquired in the future..

         PTT has developed a variety of IVR software products which are currently being marketed in Europe and will be marketed in the United States in the future. Currently, the Corporation is concentrating on marketing MAVIS(TM) in the United States and does not have an expected date for the Corporation to commence the marketing of the IVR software in the United States. These products include the following:

         OrderMaster(TM): This product allows businesses to place orders from various suppliers in a general voice box owned by PTT. The orders are then forwarded to the supplier seamlessly. Conventional phone ordering requires calls to each supplier individually by a certain time or, if placed after business hours, require a voice mail to be provided and a response on the next business day. OrderMaster(TM) allows the customer to place the order at any time seven days a


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         week  which is  transmitted  to the  supplier  instantly.  PTT charges a fee for handling each order to the supplier. This will allow the customer to reduce its internal costs by eliminating answering services and providing timely updating of inventory records.

         WageMaster(TM): This product is an automated payroll designed for use by small businesses over the telephone. Callers enter time and pay. The software then calculates and records the deductions and sends a facsimile similar to a pay stub to the client. PTT charges an annual fee and a calculation fee.

         Database Management: This is a software product which is used to collect over the telephone a variety of information from individuals, such as name, address, telephone number, identity and date of purchase of products. Its first commercial application is planned to register purchases. PTT charges a database management fee to the manufacturer of the product.

         Profiling: This is an IVR program used to analyze prospective employees for companies. PTT has a contract for profiling applicants for executive positions with a bank in the United Kingdom.

         Travel Information: This product is used by travelers. A special telephone number is advertised to the public. The caller states his destination country and is informed of various information relative to that country such as necessary inoculations. The caller pays a premium telephone rate for this service and PTT receives a portion of such fee from the telephone company.

         Hotels: PTT has an agreement with British Travel Agents Accommodation Register (the "Register") whereby the Register advertises hotel rooms on behalf of the English and Scottish tourist boards in national newspapers. The customer calls a free telephone number which allows the customer to reserve a hotel room. The customer information is then passed on to the relevant hotel instantly. PTT charges a fee to the participating hotels for the maintenance of the hotel database.

         Security Micro Dot: This is a security program to assist in the recovery of stolen automobiles. The vehicle and its principal parts are embedded with a serial number that is not visible to the naked eye. PTT maintains a database of these serial numbers which may be accessed by telephone. PTT is paid a maintenance fee and for calls made to the database.

         Call-a-Card(TM): This is an interactive software program pursuant to which a customer calls a special telephone number and dictates a greeting message. A card is sent to the intended recipient giving him or her a telephone number to call. When that number is called the special recorded message is broadcast.

         Employee Supervision: This program is designed for companies with a large number of employees nationally or internationally that perform services at a customer's business such as a cleaning service. The employee is required to call a special telephone number when arriving at and leaving the customer's business, which information is recorded and sent to the client. If an employee doesn't call at the specified time, a supervisor is called and informed.

         Competition. There are many companies developing IVR and CTI software products that have substantially greater technical, financial and marketing resources as well as larger customer bases and greater name recognition than the Corporation. The Corporation's competitors in the telephony oriented market for messaging systems are independent suppliers, including Octel Communications, Centigram Communications, Active Voice, Voysys, and Cellware Technologies. The Corporation's competitors in the development of voice recognition systems are independent companies such as Vocalis, Phillips and VCS, as well as PBX and key telephone manufacturers such as Lucent Technologies, Northern Telecom, Siemens, Executone, Panasonic and Toshiba which are seeking a voice recognition system partner to integrate such systems into their equipment.

         With respect to voice recognition systems the Corporation believes that its MAVIS(TM) system can compete favorably with any other similar system being currently marketed because MAVIS(TM) is the only such system that can be integrated with most existing and all new PBX equipment and can be produced in seven different languages. The current competition with MAVIS(TM) is a similar voice recognition system developed by Voice Quest, which the Corporation has acquired. However, the Corporation believes that other larger companies including Voice Control Systems, Registry Magic and General Magic are attempting to develop voice recognition software systems. The Corporation's new relationship with ALLTEL Supply, Inc., one of the nation's leading providers of telecommunications and data communications products, will greatly increase the Corporation's ability to compete with other large telecommunication dealers that enter the market in the future. With respect to IVR products, the Corporation believes that it can compete based on innovation of the Corporation's products, early marketing, price, relationship with end-users, and the universality of many of its software products.

         Intellectual Property. The Corporation's success depends in part on its ability to protect its proprietary technology. PTT believes that its success will depend on its ability to design, develop and market new products and new or enhanced applications, rather than on patent protection. However, the likelihood of obtaining patents is evaluated with respect to each product and patent applications are filed where appropriate. The Corporation has filed a patent application for the OrderMaster(TM) in England and under the Patent Cooperation Treaty which permits filing in 95 countries worldwide upon designation within one year and the payment of appropriate fees. The Corporation is in the process of filing new patent applications for MAVIS(TM) and for a number of the other IVR software products in England and under the Patent Cooperation Treaty. The patent applications will probably be filed in the first quarter of 1999 and the Corporation believes that it is likely that it will obtain the patents for MAVIS(TM), the other IVR software products and the CTI products. The Corporation otherwise relies on a combination of copyright, trademark and trade secret laws, nondisclosure and other agreements and technical measures to protect its proprietary technology. Two applications for trademark registration are currently pending in the United States Patent and Trademark Office covering the mark "MAVIS" in ordinary block letters and in a stylized form. There can be no assurance that the Corporation will be able to obtain any meaningful patent protection for its technology in the future or that measures taken by the Corporation will be adequate to prevent or deter misappropriation of its technologies or the development of technologies having similar performance characteristics. The Corporation licenses certain portions of its technology from third parties under written agreement such as the multi-language programs from Lernout & Hauspie which require the Corporation to pay ongoing royalty payments.

         Employees. PTT currently has eight employees of which five are full-time and three are part-time, consisting of four programmers, two salesmen, one receptionist and one administrator. PTT expects to increase its technical and sales personnel as additional products come online and the distribution of MAVIS(TM) becomes widespread. Michael R. Faulks, a Vice President of the Corporation, is the creator of MAVIS(TM) and serves as the Technical Director of PTT.

         Talidan

         General. Talidan is engaged in the business of creating call traffic for small international telephone carriers by public promotion of information and entertainment services using the telephone circuits of such carriers. Telecommunication companies have agreements which determine how an imbalance of telephone traffic to and from a country is handled. Generally, a payment is made by the carrier from which the higher level of traffic originated. Talidan's promotions create or increase an imbalance of call traffic in favor of its associated telephone carriers. Talidan receives commissions from these carriers as a percentage of the imbalance payments which these carriers receive from their correspondent carriers. Talidan currently has contracts with international carriers in Sao Tome and a contract with a domestic carrier in Brazil utilizing circuits inside of that country.

         The services promoted by Talidan use dedicated ranges of telephone numbers allocated for that purpose. The most successful of the services are those appealing to a late night adult audience. Advertisements for these services are placed on television in Brazil. The domestic carrier in Brazil has agreements with advertising merchants to provide the television advertisements on behalf of the local carrier and Talidan. Callers respond to such ads and are charged by their local telephone company for calls to the international destination. The originating local carriers pay Talidan's international carrier who then pays Talidan.

         The Corporation determined that because the print media was available to the general population, including children, unlike the television advertisements which target adults only and are displayed only late at night, the print media was not consistent with the business image Carnegie wanted to convey. As a result, on June 22, 1998, Talidan sold all of its business derived from print media to Westshire Trading Company, Inc., a Bahamian corporation (the "Buyer") and retained its business derived from the television media. The Buyer intends to hire certain of Talidan's consultants including Antony Redfern, Vice President of the Corporation. As part of the transaction, Talidan released its consultants from their covenants not to compete with respect to print media only. The purchase price was $2,340,000, with $640,000 allocated to the assets and $1,700,000 allocated to the release of the covenants not to compete. The purchase price, together with interest at the rate of 7% per annum, is payable in four equal quarterly installments of $585,000 each. The first installment has been paid. The Corporation's due diligence reflected that the Buyer had sufficient assets to pay the purchase price. Revenues generated by the print media were approximately $200,000 for the nine months ended September 30, 1998 and $400,000 for the year ended December 31, 1997.

         Talidan is currently generating call traffic only in Brazil. Talidan is currently terminating its call traffic in Sao Tome and Brazil.

         Competition. Although Talidan is always alert to competitive threats, it believes its ability to retain its business is dependent on its relationships with its carriers and the success of its promotions. Talidan believes that its relationships with its carriers are strong and does not anticipate the loss of any of them in the near future. Talidan also endeavors to secure exclusive advertising rights wherever possible to protect against competition.

         Certain international carriers are now promoting a new concept which allows each originating carrier to retain all of the monies that it collects in respect of outbound call traffic. If this becomes universally accepted, Talidan's business would be materially adversely affected.

         Employees. Talidan does not have any employees as such. Talidan's managing director, in the Isle of Man, and individuals providing administration services in Brazil and the United Kingdom are all paid pursuant to consulting agreements. Talidan relies on outside sources for its sales, marketing and advertising. Antony Redfern, a Vice President of the Corporation, serves as a consultant to Talidan pursuant to an oral agreement and is paid a consulting fee of $105,000 per year. Mr. Redfern has approximately ten years experience in the marketing of telephone time and has maintained contacts in this industry in many parts of the world.

         ACC

         General. ACC engages in the sale, installation and servicing of key business telephones and systems including the new telecom technology such as computer telephone integration, data cabling, networking, auto attendant and voice-mail systems, video conferencing equipment and integrated voice response systems. In addition, ACC has recently begun to market PTT's IVR products and the MAVIS(TM) system to its customers. ACC is one of the leading telecommunications hardware and software inter-connect dealers in the Baltimore-Washington metropolitan area. ACC targets mostly small to mid-sized businesses, providing flexible and cost effective phone systems, voice messaging and call center facilities, including Johns Hopkins Hospital, the American Red Cross and the National Security Agency.

         ACC's major revenues are derived from the sale, installation and servicing of Comdial telecommunications equipment, which accounted for approximately 97% of revenues in 1998. Comdial is a major manufacturer of business telecom systems in the United States and in 1998 ACC Telecom was its second largest commercial dealer. ACC also purchases equipment from Sprint's North Supply and ALLTEL Corp. In 1998 ACC had 32 customers with sales of more than $15,000 including the American Red Cross, the Maryland Procurement Office, Search Consultants, and the Twigg Corporation.

         Sales are made by ACC directly to business end-users by its sales department which currently consists of ten employees. The sales department is made up of highly trained and experienced personnel with on-going training to cope with the ever-changing telecommunications technology. Marketing is achieved principally by heavy Yellow Page advertising throughout the Baltimore-Washington regions and in Northern Virginia, telemarketing and customer referrals.
ACC currently has approximately 2,700 customers.

         The market for ACC's products and equipment is subject to rapid technological change, changes in customer requirements and frequent new product introductions. However, the small-to-mid-sized business targeted by ACC is less likely to rapidly change their phone system with every new technological change. Generally, customers needs and expectations will require ACC to continuously identify, test and market new equipment and features that keep pace with the new technology, evolving industry standards and competitive offerings. These activities will require ACC to make expenditures on testing equipment and on the training of both sales and service personnel. ACC has been approved as a bidder on contracts for the federal General Services Agency and Department of Defense and Maryland's State Department of Procurement.

         In the past few years, ACC has significantly increased its business in Northern Virginia. As a result, ACC has opened a branch in Fairfax, Virginia to be able to more expeditiously serve its growing customer base in that area and is planning to open a branch in Delaware in February.

         Suppliers. ACC has long maintained a favorable relationship with its suppliers such as Comdial's Key Voice, Sprint's North Supply, and ALLTEL Corp. for its main systems and products. Incidentals, such as computers, monitors, keyboards, jacks, and cords are usually purchased through a variety of vendors that are easily accessible. If ACC were to experience significant delays, interruptions or reductions in its supply of Comdial key telephone systems, or unfavorable changes to prices and delivery terms, ACC could be adversely affected.

         Competition.   The  telephone   business   systems   market  is  highly
competitive and the Corporation believes competition may intensify as manufacturers such as Lucent Technologies and Northern Telecom continue to acquire smaller telecom companies. ACC's principal competitors are a few local businesses which represent manufacturers such as Siemens, Panasonic, Northern Telecom, Vodavi-North Star, and Toshiba. Lucent Technologies, Bell Atlantic, and Executone sell directly to customers and through local businesses. The larger companies have tremendous national advertising resources with greater name recognition, substantially greater technical, financial and marketing resources, as well as larger customer bases. The Corporation believes that by targeting the small and mid-size businesses ACC has an edge in both pricing flexibility and customer relations.

         Competition for skilled and trained technicians and sales personnel is intense. ACC's continued success depends on its ability to attract and retain key personnel involved in its sales, technical, and administrative departments. ACC's success also depends on the ability of its officers and key employees to manage growth successfully and to smoothly and promptly replace needed positions and oversee the training of new personnel. Barry Hunt, the founder of ACC in 1979, and its president and chief executive officer, has 19 years experience in the industry.

         Employees. ACC employs 35 full-time personnel, including nine in administration, nine in sales and seventeen in service. ACC has never had a work stoppage and none of its employees are represented by a labor organization. Concurrent with the ACC acquisition by the Corporation, ACC entered into a five year employment agreement with Barry Hunt to serve as President of ACC. That agreement provides for an annual salary of $125,000, plus a commission of 17.5% on the gross profits generated from MAVIS(TM) sales through ACC, up to a maximum of $200,000 in commissions in any one year. In the event the rights to MAVIS(TM) are sold to an entity for which Mr. Hunt provided the lead, he shall receive a sales commission of nine percent (9%) of the sales price. If the rights to MAVIS(TM) are sold in North America and Mr. Hunt did not directly provide the lead, he shall receive a commission of three percent (3%) of the sales price. The Corporation is not a party to the employment agreement and is not responsible for compliance with the terms entered into by ACC.

         Voice Quest, Inc.

         General. Voice Quest is a developer and provider of speech recognition and voice mail technologies and products. Voice Quest's main product is the Personal Operator(TM) which is an automated attendant system similar to MAVIS(TM), except that it is not a multi-lingual product and has fewer capabilities. However, the Personal Operator(TM) has voice mail capabilities not available with MAVIS(TM). Personal Operator(TM) enables the routing of inbound calls and faxes using speech recognition technology. It enables voice interaction between the caller and the system. It offers call routing by person or department name, automatic directory routing by first then last name, and automatic fax routing by stating the intended recipient's name and then pressing the fax start button. The Personal Operator(TM) has a new QuickMessage interface, which is a special call screening application that lets a person communicate to callers with a short message without having to take the call. The Personal Operator(TM) also features follow me calling, message delivery, message center, internal and external paging, multiple phones per user or multiple users per phone. Personal Operator(TM) is used on PBX equipment and functions similar to MAVIS(TM).

         In addition to the Personal Operator(TM), Voice Quest's other products include a database query product and a prescription refill system. The database query product is an IVR software which provides instantaneous automated speech recognized databases similar to the OrderMaster(TM).

         Voice Quest's activities over the past few years have been primarily in the development stage and the company has only recently begun in the marketing of its products. As a result, the revenues through 1998 have been minimal.

         Competition. Currently, the only real competition with Personal Operator(TM) is MAVIS(TM). However, the Corporation believes that Voice Control Systems, Registry Magic and General Magic, which are larger corporations, are attempting to develop speech recognition software.

         Intellectual Property. The Corporation relies on a combination of copyright, trademark and trade secret laws, nondisclosure and other agreements and technical measures to protect its proprietary technology. There can be no assurance that the Corporation will be able to obtain any meaningful patent protection for its technology in the future or that measures taken by the Corporation will be adequate to prevent or deter misappropriation of its technologies or the development of technologies having similar performance characteristics.

         Employees. Voice Quest has no employees other than its president, Mark Ortner, who is the founder of Voice Quest and the developer of all of Voice Quest's speech recognition and voice mail technology, including the Personal Operator(TM). Mr. Ortner has a five (5) year employment agreement with Voice Quest at a salary for the first year of $75,000, $87,500 for the second and $100,000 for the balance of the term. Mr. Ortner will receive a bonus of three percent of the gross profit generated by Voice Quest from the sale of the Personal Operator(TM) or MAVIS(TM), to be paid 50% in cash and 50% in stock of the Corporation. The agreement also includes a $50,000 signing bonus, $25,000 at signing and $25,000 in three months. The Corporation will fund Mr. Ortner's salary on a loan basis until the revenues of Voice Quest are sufficient to support such obligation.

         RomNet, Inc.

         General. RomNet is engaged in the business of providing technical support services for software and hardware, beta testing services, and Internet support and services. RomNet's major clients include: Macmillan Publishers, which is based in the United Kingdom; Arthur Andersen LLP; Yahoo! Inc. and the Yahoo! Store; Pitney Bowes; Scientific American Magazine; the American College of Cardiology; Aztech New Media; and Nature Science Magazine. Global technical support for software and hardware comprises about 60-65% of RomNet's services. This technical support is provided globally--RomNet provides technical support in western Europe via e-mail and in the United States and Canada via the telephone. In addition, 5-10% of its services are for beta testing, which tests new products prior to distribution.

         The Internet support and services comprise 20-25% of RomNet's business. These include web design, web hosting, technical support for Internet related services including e-commerce transactions via the Internet, TCP/IP or connectivity and various browsers. RomNet intends to support more Internet related activities and e-commerce related activities in the future.

         An additional 5% of RomNet's business is made up of product sales and product fulfillment. Providing technical support affords the opportunity to sell products available from its clients or to offer discounts and promotions. RomNet also fulfills product orders for its clients, serving as a telephone distribution channel to supplement primary retail channels of its clients. In this capacity, RomNet employs the latest technology in order fulfillment, credit card authorization and secure electronic commerce.

         RomNet has a total of 28 customers and supports over 200 products from various software, hardware and Internet companies. Products range from business and financial applications from Pitney Bowes and Arthur Andersen to "edutainment" titles for children from Houghton Mifflin Publishing and Hasbro Interactive. RomNet assigns a project manager for every client, who becomes an expert on that client's particular product. Along with a core group of technicians, RomNet provides professional quality, support and courteous customer care.

         RomNet's revenues for 1997 were $1,776,580 and for 1998 were $1,072,471. The decline in revenues was attributable primarily to excessive services required to be delivered, which were not provided for in RomNet's original contract with a client, which resulted in the premature termination of a support agreement with that client.

         Employees. Currently, there are 32 employees, 29 of which work full-time, including several college students. Nick Gentile, the President of RomNet, has a one year employment agreement providing an annual salary of $85,000 and a performance-based bonus. The agreement also provides stock options to purchase 85,000 shares of Common Stock of the Corporation at the exercise price of $1.07 per share. The agreement is automatically renewable for continuous one-year terms unless RomNet gives 90 days notice that the agreement will not be renewed.

         Competition. There are many companies in the marketplace that offer technical support services similar to RomNet. Many of the larger outsourcing companies like Sykes Enterprises, Keane Inc., Stream International, and 800 Support are large enough to have offices across the United States and overseas and are able to provide their services to major companies of the size of Microsoft, Lotus and Oracle. RomNet targets privately held software/hardware developers as well as those Fortune 500 companies which are relatively new in the technological area. RomNet believes it offers a more customized approach to technical support and customer service than the competition. RomNet further believes that it is this flexible approach to the business relationship that has attracted its clients like Arthur Andersen, Macmillan Publishers, and others, to RomNet.

         Victoria Station Restaurant

         General. Victoria Station Restaurant is located at 6301 Northwest 36th Street, Virginia Gardens, Florida and was opened in 1973. The Corporation acquired the restaurant in August 1997. The restaurant is a full service steak house which features quality steaks, barbecue ribs, chicken, fish, a salad bar and a full liquor service. Victoria emphasizes consistent high quality ingredients and generous portions at moderate prices in a casual dining atmosphere. The restaurant attracts a diverse mix of customers, including professionals and families, near Miami International Airport.

         Lowell Farkas, the President and Chief Executive Officer of the Corporation, has extensive experience in the restaurant business. Prior to joining the Corporation, Mr. Farkas served as President and Chief Executive Officer of Mad Martha's Ice Cream, Inc. from 1995 to 1996. From 1993 to 1995, Mr. Farkas was a management consultant on a full-time basis to A.S. Management Corporation which operated restaurants on the east coast. He also served as the Executive Vice President of Horn & Hardart Company and Chief Operating Officer of its food service division from 1973 to 1982.

         Competition. The restaurant industry is intensely competitive with respect to price, service, location, and food quality, and there are many well-established competitors, such as Outback Steakhouse, Inc., Tony Romas and Graddy's, with substantially greater financial and other resources than Victoria, that operate in Victoria's market area.

         Employees. Currently, Victoria has 24 full-time and 26 part-time employees. None of the employees are covered by a collective bargaining agreement. The Corporation believes its employee relations to be good.

         Regulatory Matters. Restaurants are subject to numerous federal, state and local laws affecting health, sanitation and safety, as well as state and local licensing of the sale of alcoholic beverages. The restaurant has all appropriate food service and alcoholic beverage licenses. The failure to retain or any delay in obtaining any such license could have a material adverse effect on the restaurant's operations.

         Victoria's operations are also subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip
credits.   Significant  numbers  of  Victoria's  food  service  and  preparation personnel are paid at rates related to the federal minimum wage and, accordingly, further increases in the minimum wage could increase Victoria's labor costs.

         The Americans With Disabilities Act prohibits discrimination in employment and public accommodations on the basis of disability. Under the Act, Victoria could be required to expend funds to modify its restaurant to provide service to disabled persons or make reasonable accommodations for the employment of disabled persons.

         Financial Services

         In May 1996, the Corporation acquired ECAC which was engaged in the business of processing credit card accounts. In 1997, due to declining profit margins and increased competition in credit card processing, the Corporation decided to sell ECAC and to utilize the funds derived thereby to obtain and finance operations in the telecommunications industry. As a result, the Corporation sold approximately 75% of ECAC's accounts in April 1997, all of the stock of ECAC in January 1998, and its start-up operation in Europe in January 1998. The

Corporation retained a 40% interest in the future gross profit derived by ECAC from the credit card accounts of Franklin Bank, which operates in Southfield, Michigan, a suburb of Detroit. Currently one and one-half full time equivalent employees of the Corporation, including a vice president of the Corporation, are involved in expanding the customer base.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF
         OPERATION

Overview

         The current history of the Corporation began on May 3, 1996 with the acquisition of ECAC and DAR. In early 1997, the Corporation decided to concentrate its operations primarily in telecommunications rather than financial services due to declining profit margins and increased competition in that industry. From that time to the present, the Corporation has implemented the following acquisitions and dispositions which have transformed the Corporation's primary focus from financial services to telecommunications. In April 1997, the Corporation sold a substantial portion of ECAC's merchant accounts; in August 1997, the Corporation acquired Victoria; in September 1997, the Corporation (i) spun-off DAR and (ii) acquired PTT and Talidan; in January 1998, the Corporation sold all of the stock of ECAC and a European affiliate; in February 1998, the Corporation acquired ACC; in November 1998, the Corporation acquired Voice Quest; and in December 1998, the Corporation acquired RomNet.

         During fiscal 1996, all of the Corporation's revenues were produced by ECAC from its credit card processing business. During fiscal 1997, revenues were contributed principally by ECAC, Talidan and Victoria. For the first nine months of 1998, revenues were contributed principally by Talidan, ACC and Victoria.

         As part of the sale of ECAC in January 1998, the Corporation retained 40% of the future gross profit derived from the merchants utilizing the credit card of Franklin Bank of Southfield, Michigan. The revenues are generated from customers who have small to mid-size retail and professional businesses in Michigan.

         As a result of the transactions described herein the Corporation became primarily a telecommunications company whose business segments are (i) the development and marketing of interactive voice recognition and response software, including two automated voice independent systems known as "MAVIS(TM)" and "Personal Operator(TM)", (ii) the promotion of international telephone traffic through the marketing of information and entertainment services, (iii) the provision of Internet support services, beta testing services and technical support for telephone related computer services, including software and hardware products and (iv) the sale, installation and servicing of business telephones and system solutions. Income is also currently derived from two other sources consisting of (i) the ownership and operation of the Victoria Station Restaurant near Miami, Florida, and (ii) 40% of the gross profit collected by ECAC from the accounts of the Franklin Bank. The cash flow from these two sources will continue to provide funding to the Corporation until the telecommunications businesses become self- sustaining.

         The Corporation expects that its marketing of voice recognition systems, IVR software and CTI products developed by PTT and Voice Quest have the greatest immediate potential for growth of any of the Corporation's business segments. The Corporation also believes that its MAVIS(TM) system is currently unique in that it can integrate with any PBX being currently marketed as well as a significant number currently in operation, and can function in a number of languages. The Corporation intends to initially market MAVIS(TM) in the United States and Europe through marketing relationships with ALLTEL Supply Inc. and international distributors and through the clients of telephony companies that it owns or acquires. The Corporation's acquisition of Voice Quest, together with PTT, can provide the Corporation with the benefits to be derived from having two of the outstanding pioneers in the field of voice recognition systems running these two entities and collaborating on future product development and enhancement. The acquisition of PTT and Voice Quest affords the Corporation the opportunity to market voice recognition systems to large companies requiring highly sophisticated systems as well as small and medium size businesses seeking affordable systems. PTT has also developed a number of IVR telephone software products including systems to place orders from suppliers, automate payrolls, register purchases by customers, profile prospective employees, protect merchandise from theft, make hotel reservations, and obtain travel information. Voice Quest has developed a database query product and a prescription refill system, both IVR telephone software products. In addition, PTT has developed a greeting card program in which a mailed card requests the recipient to dial a certain telephone number in order to hear a greeting message. PTT's contributions to revenues were $14,400 in 1997 and $155,400 for the nine months ended September 30, 1998. The Corporation expects PTT's IVR programs and MAVIS(TM) and Voice Quest's Personal Operator(TM) to be the major contributors to its revenues and earnings in the future.

Results of Operations

         Due to the Corporation's acquisitions and dispositions that occurred in 1997 and the nine months ended on September 30, 1998, the Corporation does not believe that any comparison of results of 1997 to 1996 or the nine months ended on September 30, 1998 to the nine months ended on September 30, 1997 would be meaningful.

         Fiscal Year Ended December 31, 1996

         The Corporation had revenues of $3,256,291, all of which were attributable to ECAC. Cost of fees and sales for 1996 were $2,522,030, operating expenses were $1,224,689 and interest expense (net of interest income) was $218,919, resulting in the Corporation incurring a net loss for the year of $709,347.

         ECAC's operations in 1996 consisted of the servicing of merchant accounts and the building of service contract portfolios. The Corporation's operations consisted of developing the organizational infrastructure for future acquisitions.

         Fiscal Year Ended December 31, 1997

         The Corporation realized operating revenues in 1997 of $3,245,810 and income from the sale of a portion of ECAC's accounts of $3,700,000, or aggregate revenues of $6,945,810. Cost of fees and sales for 1997 were $1,589,925, operating expenses were $3,592,270, interest expense (net of interest income) was $32,583 and the provision for income taxes was $50,867, resulting in the Corporation realizing net income from continuing operations of $1,680,165. After a loss from discontinued operations of $100,330, arising as a result of the spin-off of DAR, net income for the year was $1,579,835.

         Revenues attributable to ECAC in the amount of $5,056,223 consisted of service revenue of $1,356,223 and revenue from the sale of the service contract portfolio of $3,700,000. The sale of the portfolio was based on management's belief that the future operations of the Company should be directed toward the acquisition of businesses involved in the telecommunications industry. The profit realized on the sale of the portfolio provided the funds necessary for the Corporation to pursue acquisitions in this area.

         In September, the Corporation acquired Talidan and PTT. The acquisition of Talidan provided the Corporation with access to financial resources to continue the development of MAVISTM and other software owned by PTT.

         Victoria  was acquired in 1997 in order to provide  working  capital to
the   Corporation   during  the  transition  of  principal   operations  to  the
telecommunications industry.

         The   contribution   (loss)  of  the  Corporation  and  each  operating
subsidiary to revenues and net income before income taxes for 1997 were as follows:

                                                                  Income
                                    Revenues                  Before Taxes
                                    --------                  ------------

         Carnegie              $            --              $    (1,463,835)1
         ECAC                        5,056,223                    3,123,989
         PTT                            14,400                      (75,318)
         Talidan                     1,202,512                      140,885
         Victoria                      672,675                        5,310
                               ---------------              ---------------
                               $     6,945,810              $     1,731,032
                               ===============              ===============

----------------------------------
1 Expenses of the Corporation, including management services provided by the Corporation to its subsidiaries.

         Nine Months Ended September 30, 1997

         The Corporation had revenues of $5,242,300, of which $5,002,675 were attributable to ECAC and $3,700,000 of which was attributable to ECAC's sale of a substantial portion of its accounts. Cost of fees and sales for the nine months ended September 30, 1997 were $784,517, operating expenses were $1,728,139 interest expense was $44,531 and provision for income taxes was $184,516 resulting in the Corporation generating net income for the nine months ended September 30, 1997 of $2,400,267. ECAC's contribution to income before income taxes for the period was $3,388,990.

         The profits realized from the operations of ECAC were used by the Corporation in pursuing the acquisition of businesses in the telecommunications industry.

         Nine Months Ended September 30, 1998

         The Corporation realized operating revenues for the nine months ended September 30, 1998 of $7,321,429 including $2,340,000 from the sale of a portion of the business of Talidan. Cost of fees and sales for the nine months ended September 30, 1998 were $3,776,758, operating expenses were $3,976,880, interest expense (net of interest income) was $81,141 and the provision of income taxes was $1,022,581, resulting in the Corporation realizing net income of $2,507,820. Income taxes increased over the preceding period due to changes made in the estimated effective income tax rate of the Corporation for the year ended December 31, 1998.

         During this period the Corporation acquired ACC, which is a distributor of telephone systems to small and medium-size businesses. Additionally, ACC will provide the sales and marketing support for the sale of the MAVIS(TM) system to customers who have existing telephone systems. The revenues of ACC for the nine months ending September 30, 1998 of $3,019,666 did not include sales of the MAVIS(TM) system.

         During the year management concluded that certain aspects of Talidan's operations were not consistent with the image that the Corporation wanted to convey. As a result, the rights to certain telephone lines and promotional materials were sold along with releases of certain consultants to Talidan from their covenants not to compete for $2,340,000 evidenced by a note. The proceeds of this note will be used by the Corporation to bring the MAVIS(TM) system to market. The loss of PTT consists of the operating costs of that company that are not subject to deferral to later periods.

         The contribution (loss) of the Corporation and of each operating subsidiary to revenues and income before income taxes for the nine months ended September 30, 1998 were as follows:

                                                                Income
                                   Revenues                  Before Taxes
                                   --------                  ------------

         Carnegie              $        10,878              $     732,292 1
         PTT                           155,400                  (300,183) 2
         Talidan                     2,620,374                  2,407,494
         Victoria                    1,535,111                   (28,202)
         ACC                         3,019,666                    719,010
                               ---------------              -------------
                               $     7,341,429              $   3,530,401
                               ===============              =============

----------------------------------
1 Represents gains from the sale of ECAC (Europe), from the disposition of ECAC and from the sale of a portion of the business of Talidan offset by expenses of the Corporation, including management services provided by the Corporation to its subsidiaries.
2 Includes gain on sale of Talidan phone lines and proceeds of covenant not to compete.

Plan of Operations

         In 1999 the Corporation intends to operate each of its business segments as follows:

         PTT

         Prior to July 1998, PTT had been a development stage company with minimal income engaged in the development of a variety of IVR software and MAVIS(TM), its multi-language automated voice recognition system. PTT has completed development of a variety of IVR products and MAVIS(TM) is ready for installation in field trials. As a result, PTT and the Corporation can now turn their attention to marketing PTT's software products particularly in Europe. PTT is currently marketing its products directly in the United Kingdom and negotiating for marketing partners throughout Europe. In the United States, ACC has begun field trials of MAVIS(TM) and the Corporation has begun to establish a national dealer network for MAVIS(TM) through its agreement with ALLTEL Supply, Inc. The Corporation's initial focus is to market MAVIS(TM) in the United States and then market PTT's IVR software products throughout the United States. At that time, these products may be marketed directly to the merchant accounts of Franklin Bank. PTT also continues to develop additional IVR products, and to improve MAVIS(TM) as well as to add additional languages in which MAVIS(TM) operates.

         Talidan

         Talidan expects that revenues on its retained business in 1998 will be comparable to 1997. In addition, Talidan anticipates the receipt of $2,551,776 in 1999 from the sale of a portion of its business in June 1998. Talidan will attempt to generate additional business with other international telephone carriers or to replicate its Brazilian domestic business in other countries. Talidan has no such additional business and no assurance can be given that it will obtain such business.

         ACC

         ACC will (i) continue to serve its existing commercial accounts and solicit new accounts, (ii) expand its services to governmental agencies, (iii) increase its hardware and software product lines, (iv) market in its area of operations software products of PTT, including the MAVIS(TM) system and (v) develop arrangements with other telephony dealers for the marketing of MAVIS(TM) and PTT's IVR products throughout North America. ACC also opened its first branch office in Fairfax, Virginia on January 7, 1999 in order to better serve its increasing business in Northern Virginia and plans to open a branch in Delaware in February 1999. Through September 30, 1998, ACC's revenues were substantially ahead of 1997 being $1,535,111 compared to $1,530,634 for all of 1997.

         Voice Quest

         Voice Quest will continue to develop it existing product line and market it through the Corporation's domestic and international distribution systems. Additionally, the technological advancements created by Voice Quest, particularly in adding valuable features to voice mail, will be used to complement and strengthen MAVIS(TM).

         RomNet

         RomNet will continue to provide a broad range of high-end technical services to its current base of clients and will attempt to generate additional business, particularly through its Internet support and services, including e-commerce related activities.

         Financial Services

         The Corporation will receive forty percent (40%) of the gross profit derived by ECAC from credit card accounts of the Franklin Bank beginning in March 1998. The Corporation estimates that it will obtain in 1998 approximately $340,000 in revenues from servicing such accounts or from selling its interests in them, but there can be no assurance that this figure will be attained. The Corporation has presently delayed seeking to enlarge this customer base because it is focusing on its telecommunications strategy. In the future the Corporation may consider taking advantage of its expertise in credit card processing and becoming more active in that market if it is satisfied with its then prevailing conditions.

         Victoria Station Restaurant

         The Corporation intends to continue to operate Victoria under its ownership in essentially the same manner as it operated in the past except that it may add an entertainment activity in the restaurant. The Corporation estimates that revenues for the year will be ten percent (10%) higher than last year.

Acquisitions

         In 1998, the Corporation acquired ACC, RomNet and Voice Quest. In 1999, the Corporation will seek to acquire companies in the United States engaged in the sale, installation and servicing of telephone equipment and systems; the provision of technical and Internet support services; the provision of operator service and related products; or marketing relationships with such companies. It is the intention of the Corporation to ultimately own or have marketing relationships with a complex of such companies operating across the United States. The Corporation has currently signed two letters of intent to acquire such companies, however, the Corporation is uncertain as to the possibility of acquiring either of the companies. The Corporation believes that the acquisition of PITI would be material to the operation and financial condition of the Corporation. The Corporation believes that such coverage by its own telephony companies will be ideal for the marketing to their customers of PTT's IVR products and the MAVIS(TM) system, in addition to the national distribution by ALLTEL Supply, Inc. The Corporation expects that it will take a combination of stock and cash to acquire any of such companies and that the cash requirements will be met by a combination of cash generated by the Corporation's operations, by the private and public sales of stock and by lines of credit. There can be no assurances that this strategy will be successful.

Working Capital and Liquidity

         Cash needs of the Company have been met to date by a combination of funds generated from operations, from borrowings, from the sale of assets and from sales of the Corporation's stock for cash and for services. During the year ended December 31, 1996, cash flow from operations was $688,227. For 1997, cash flow from operations was $2,356,734, and proceeds from the sales of stock were $229,541. In the nine months ended September 30, 1998, the Corporation had a cash flow from operations of $1,356,827, and generated $960,810 in proceeds from the sale of stock as well as $100,000 from the sale of ECAC's stock. Debt from borrowings amounted to $1,324,997 and $657,506 at December 31, 1997 and September 30, 1998, respectively.

         In addition, in 1997, the Corporation issued 2,290,145 shares of Common Stock for services rendered valued at $448,177. For the nine months ended September 30, 1998, the Corporation issued 2,252,844 shares of Common Stock for services rendered valued at $712,869.

         The Corporation has made up for the loss of income from ECAC by the acquisition of other income producing assets for stock, deferred cash payments and/or relatively small amounts of upfront cash. PTT and Talidan were acquired for stock; ACC was acquired for $1,000,000 payable over five years and stock; Voice Quest was acquired for $102,084 payable over three years and stock; RomNet was acquired for stock and the assumption of debt obligations of $423,186; and the Victoria Station Restaurant for cash in the amount of $325,000 and stock.

         Since the acquisition of PTT at the end of September 1997, the Corporation has utilized its available cash flow primarily in the development of PTT's MAVIS(TM) system and to a lesser extent in the development of its various IVR software products. As of September 30, 1998, the cash requirements of PTT for product development have been substantially reduced due to the start of commercial sales of several completed IVR products and to the completion of the development of the initial MAVIS(TM) system. As a result, the Corporation believes that its funds from current operations will be sufficient to meet operating expenses and debt service without any significant additional sales of stock or any significant increase in debt. If unforeseen events cause increases from time to time in the need for additional working capital, the Corporation believes it will be able to satisfy substantially all of such temporary operating funding requirements from lines of credit on commercially reasonable terms.

         The Corporation's plans for 1999 call for it to make additional acquisitions of companies engaged in the sale, installation and servicing of telephone systems and equipment, the provision of technical and Internet support services or the provision of operator service and related products in other areas of the United States in addition to the Mid-Atlantic region where the Corporation currently owns an operating subsidiary. If such acquisitions require substantial amounts of cash the Corporation will have to issue additional stock or incur additional debt. The Corporation believes that it will be able to generate such capital from either or a combination of both of such sources on terms satisfactory to the Corporation. If acquisitions are funded utilizing bank debt it is likely that such debt would have to be secured at least with the assets of the company to be acquired and possibly with additional assets of the Corporation.

Year 2000 Computer Systems Compliance

         The term "Year 2000 Issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the Year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software have historically used only two digits to identify the year and a date, often meaning that the computer will fail to distinguish dates in the "2000's" from dates in the "1900's."

         The Corporation believes that its software is certified and fully Year 2000 compliant due to its recent modification of existing software and conversion to new software or computer systems. The Corporation has also conducted an internal review of all its computer systems and has contacted all its software suppliers to determine whether there are any major areas of exposure to the Year 2000 Issues. The Corporation believes that any Year 2000 Issues which may arise will not be significant and should be able to be funded through the Corporation's normal operating revenue and income.

         The Corporation has contacted most of its other vendors, suppliers and significant customers to determine that their operation, products and services are Year 2000 compliant or to monitor their progress toward Year 2000 compliance. Most of the these parties state that they intend to be Year 2000 compliant. Although some of the vendors and the suppliers may not be Year 2000 compliant, the Corporation believes that such failure would not have a major impact on the Corporation due to the reliance on the Corporation's own proprietary software. The

Corporation believes that some of its customers may not be Year 2000 compliant and may therefore have cash flow problems and become a potential credit risk for the Corporation. The Corporation believes that this should not be a significant problem to the Corporation and may be a marketing opportunity since its software is Year 2000 compliant.

ITEM 3.  PROPERTIES

         The Corporation owns no real estate. The principal executive offices of the Corporation are located at Executive Plaza 3, Suite 1001, Hunt Valley, Maryland 21031. The Corporation's lease, which covers approximately 7,700 square feet, expires April 30, 2003. The annual rent is $132,000, subject to increases of 3.5% per year.

         The Corporation has subleased its prior offices in Owings Mills, Maryland for its remaining term expiring in March 2003. Monthly payments are required under the lease which escalate over the term of the lease starting with $1,925 and ending with $2,100. The rent under the sublease covers the rent under the lease to the Corporation.

         The Corporation believes that its leased premises are suitable for its corporate headquarters and offices. The Corporation also believes that its insurance coverage for its leased and subleased premises is adequate.

         PTT currently leases 1,900 square feet of office space in Sheffield, England under a three year lease which expires January 2001 at an annual rent of $33,000.

         ACC's offices are located in 5,000 square feet of leased space in Columbia, Maryland. The lease term is for five years expiring in August 2000 and at an annual rent of $59,000. The new ACC branch currently leases 3,010 square feet in Fairfax, Virginia. The lease term is for two and a half years and expires on July 11, 2001 at an annual rent of $70,908.

         Voice Quest currently leases 680 square feet in Sarasota, Florida. The lease is a month to month, with a monthly rent of $783.

         RomNet currently subleases 3,800 square feet in Boston, Massachusetts. The sublease expires in October 2001 at an annual rent of $51,600.

         The Victoria Station restaurant is located at 6301 Northwest 36th Street, Virginia Gardens, Florida. The annual rent under the lease, which expires in 2001, is $121,000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

         The following table reflects the beneficial ownership of the Corporation's Common Stock as of December 31, 1998, held by directors, executive officers, each person known to Management of the Corporation to own beneficially, directly or indirectly, more than 5% of the Corporation's Common Stock, and all directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of all executive officers and directors is the principal office of the Corporation.

5% Beneficial Owners                      Number of Shares     Percent of Class
--------------------                      ----------------     ----------------

The Greater Metropolitan Corporation1        3,133,874               6.33%
333 7th Avenue
New York, New York 10001

----------------------------------
1    Leonard  Mezi  is  the  sole   stockholder  of  The  Greater   Metropolitan
     Corporation and controls the corporation.

Executive Officers and Directors Class

                                                     Number            Percent
                                                    of Shares          of Class

E. David Gable 1..........................          1,748,000 2           3.53
Lowell Farkas 1...........................            725,000             1.46
Stuart L. Agranoff 1......................             50,000              .10
Richard Cohen1 ...........................             80,000              .16
Lawrence E. Gable.........................             50,000              .10
Antony Redfern............................                  0                0
Richard J. Greene.........................            204,673              .41
Michael R. Faulks.........................            370,370              .75
Barry N. Hunt.............................              9,400 3            .02
All directors and executive officers
  as a group (9 persons)..................          3,237,443             6.54
                                                    ---------             ----
----------------------------------
1 Includes shares of Common Stock that the above individuals have a right to acquire within 60 days pursuant to the exercise of options. Such shares are deemed outstanding for the purpose of computing the percentage ownership of such individuals, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
2 These shares were issued to Mr. Gable in exchange for shares of stock in DAR Products Corporation and for services rendered in connection with the Exchange Agreement with Grandname Limited.
3 Does not include 200,000 shares of Series A Preferred Stock convertible into 2,000,000 shares of Common Stock on May 18, 2000.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS

Directors and Executive Officers

         The directors and executive officers of the Corporation are as follows:

Name                           Age1                    Position2
----                           ---                     --------

E. David Gable3                49         Chairman of the Board of Directors
                                            and Chief Operating Officer
Lowell Farkas4                 58         Director, President and Chief
                                            Executive Officer
Stuart L. Agranoff             49         Director
Richard M. Cohen               47         Director
Barry Hunt                     51         Director
Michael R. Faulks              45         Vice President
Lawrence Gable3                52         Vice President and Acting Secretary
Antony Redfern                 40         Vice President
Richard J. Greene              60         Chief Financial Officer and Treasurer

----------------------------------
1    As of December 31, 1998
2 Each Director holds office until his successor has been duly elected and qualified. All terms for positions of Director of the Corporation are for one year. All officers of the Corporation serve at the will of the Directors.
3    E. David Gable and Lawrence Gable are brothers.
4 Pursuant to Lowell Farkas' employment agreement with the Corporation, he is entitled to be a Director of the Corporation so long as he is the President of the Corporation.

         E. David Gable serves as the Chairman of the Board of the Directors and Chief Operating Officer of the Corporation. He was elected Chairman in September 1996 and Chief Operating Officer in May 1997. From September 1996 thru May 1997, Mr. Gable served as the Acting President and Chief Executive Officer of the Corporation. From 1988 to 1993, Mr. Gable served as a Principal and President of the All Star Automotive Group which consisted of fourteen automobile dealerships located throughout Maryland, Virginia, West Virginia and Pennsylvania.

         Lowell Farkas serves as the President and Chief Executive Officer of the Corporation and as a Director. Mr. Farkas first became involved with the Corporation in October 1996 when he began working as a part-time consultant. He was appointed a Director and President and CEO in May 1997 and continues to serve in these positions. Prior to joining the Corporation, Mr. Farkas served as President and CEO of Mad Martha's Ice Cream, Inc. from 1995 to 1996. From 1992 to 1995, Mr. Farkas was a management consultant on a full-time basis to A.S. Management Corporation which operated restaurants on the east coast.

         Stuart L. Agranoff has served as a Director of the Corporation since August 1998. Mr. Agranoff is a general partner of Murphy & Partners, an equity investment fund, in New York

City. From 1988 to 1997, he was employed by Citicorp Venture Capital, Ltd., an investment group, as its Chief Financial Officer and Vice President. Mr. Agranoff has also served as a Director of Farm Fresh, Inc., a privately-held supermarket chain based in Norfolk, Virginia.

         Richard M. Cohen has served as a Director of the Corporation since September 1998. Mr. Cohen owns Richard M. Cohen Consultants, Inc., a financial consulting firm, in New York City. From 1992 to 1996, he was employed by General Media, Inc., a publishing and entertainment company engaged in the production and sale of men's magazines, automotive publications and various entertainment products, as its President.

         Barry N. Hunt has served as Director of the Corporation since October, 1998. Mr. Hunt also serves as the President of ACC. He is the co-founder of ACC and has served as its President since 1979. Over the past 19 years with ACC, he has compiled a database of 2,800 direct customers of ACC and 140 Interconnect Telecommunications Companies in the United States and Canada.

         Michael R. Faulks has served as a Vice President of the Corporation since October 1998. Mr. Faulks is the creator of the MAVIS(TM) system and serves as Technical Director of PTT, as well as a Director on the Board of PTT. As Technical Director, Mr. Faulks is involved in the design and creation of the Voice Response Services and manages a software development team. From 1990 to 1993, he served as the Managing Director of Software Marketing Corporation
Limited, a software development company in the United Kingdom. In 1992, Mr. Faulks also became the Technical Director of CFS (Distribution) Limited, the distributor for Software Marketing Corporation Limited. Prior to 1990, Mr. Faulks served as the Technical Director for Applied Knowledge Limited (AKL). Mr. Faulks is also a member of the MENSA Society.

         Antony Redfern has served as a Vice President of the Corporation since October 1997. Mr. Redfern is a consultant to Talidan. Mr. Redfern has been working in telecommunications and voice computer technology since 1990 when he joined Legion, Ltd. as its international business development director until June 1996. While at Legion, Ltd, he was responsible for establishing successful telecommunication businesses in Portugal, Brazil, Sao Tome, and South Africa. From June 1996 to September 1997, Mr. Redfern was a consultant to various companies. Mr. Redfern has a mechanical engineering background and has worked on design projects in Europe and the Middle East.

         Richard J. Greene was elected as Chief Financial Officer and Treasurer of the Corporation in September, 1998. He has been a certified public accountant since 1960 and has operated his own accounting and business consulting firm since 1986.

         Lawrence E. Gable has served as a Vice President of the Corporation since May 1997 and as Acting Secretary since January 22, 1999. He is responsible for managing the Corporation's credit card operations. From February 1996 thru February 1997, Mr. Gable served as a consultant to ECAC. Prior thereto, Mr. Gable worked as a Sales Representative for Shaw Industries, a Corporation engaged in the carpet and floor covering industries.

ITEM 6.  EXECUTIVE COMPENSATION

Summary Compensation Table

         The  following   table  sets  forth  certain   information   concerning
compensation of certain of the Company's executive officers, including the Company's Chief Executive Officer and all executive officers whose total annual salary and bonus exceeded $100,000, for the years ended December 1998, 1997 and 1996:


                                                                  Restricted     Securities
                                                  Other Annual      Stock       Underlying       All Other
Name                  Year     Salary    Bonus    Compensation      Awards      Options/SARs    Compensation
------------------------------------------------------------------------------------------------------------
E. David Gable        1998    $200,000   $ --         $ --          $  --         1,000,000        $  --
                      1997     225,000
                      1996     100,000

Lowell Farkas         1998     150,000     --           --             --             --              --
                      1997     125,000                                              400,000


Option/SAR Grants in Last Fiscal Year

         The following table contains information concerning the grant of stock options to the Company's executive officers in 1998.

                                                    Percent Of
                              Number of               Total
                              Securities           Options/SARs
                              Underlying            Granted To          Exercise Or
                             Options/SARs          Employees In          Base Price        Expiration
Name                         Granted (#)           Fiscal Year             ($/Sh)             Date
----------------------------------------------------------------------------------------------------------
E. David Gable                1,000,000                80%                 $0.45            12/31/99


Stock Option Plan

         General. On July 15, 1998, the Board of Directors of the Corporation approved the Carnegie International Corporation 1998 Stock Option Plan (the
"Plan").  The  purpose  of the  Plan is to  provide  incentives  for  directors, officers and employees of the Corporation who may be designated for participation and to provide additional means of attracting and retaining competent personnel.

         The Plan provides for the reservation of 2,000,000 shares of the Corporation's Common Stock for issuance upon the exercise of options granted under the Plan. The number of shares of Common Stock reserved for the grant of options and the number of shares of Common Stock which are subject to outstanding options granted under the Plan are subject to adjustment to give effect to any stock splits, stock dividends, or other relevant changes in the capitalization of the Corporation. The options granted under the Plan may be Incentive Stock Options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or Non-Qualified Stock Options which are not intended to be Incentive Stock Options.

         Administration and Grant of Options. The Plan is administered by a committee of at least two directors appointed by the Board of Directors of the Corporation (the "Committee"). The Committee designates from time to time those directors, officers and employees of the Corporation or a subsidiary of the Corporation to whom options are to be granted and who thereby become participants in the Plan. No member of the Committee may vote upon or decide any matter relating to him or herself or a member of his or her immediate family. The Committee may grant to participants in the Plan options to purchase shares of Common Stock in such amounts as the Committee shall from time to time determine.

         Terms of Options. In the case of Incentive Stock Options, the option exercise price per share is the Fair Market Value, as that term is defined in the Plan, of the Common Stock of the Corporation on the date preceding the date of grant, except that if the grantee then owns more than 10% of the combined voting power of all classes of stock of the Corporation (a "Ten Percent Shareholder"), the option exercise price will be 110% of Fair Market Value. In the case of NonQualified Stock Options, the option exercise price per share is determined in the discretion of the Committee. Each option granted under the Plan will expire on the 10th anniversary of the date the option was granted except (i) as otherwise stated by the Committee in the Option Agreement, or (ii) on the 5th anniversary of the date the option was granted in the case of a Ten Percent Shareholder.

         No option may be transferred by an optionee other than by will or the laws of descent and distribution. Options are exercisable only by the optionee during his or her lifetime and only as described in the Plan. Options may not be assigned, pledged or hypothecated, and shall not be subject to execution, attachment or similar process. Upon any attempt to transfer an option, or to assign, pledge, hypothecate or otherwise dispose of an option in violation of the Plan, or upon the levy of any attachment or similar process upon such option or such rights, the option immediately becomes null and void.

         In the event of the termination of employment or other relationship of an optionee for any reason other than death, all unexercised options of the optionee will terminate unless such options are exercised within 90 days after the termination of employment. In the event of the death of an optionee, the options may be exercised by the personal representative, administrator or a person who acquired the right to exercise any such option, provided that such option is exercised within one year after the death of the optionee.

Employment Agreements

         Lowell Farkas entered into an employment agreement with the Corporation effective May 15, 1997 (the "Farkas Agreement") pursuant to which he was appointed President and Chief Executive Officer at an annual salary of $100,000 until September 1, 1997 increasing to $125,000 in the second year, $150,000 in the third year, and $200,000 in the fourth year. The Farkas Agreement will terminate on August 30, 2003 and is automatically renewable for one year terms unless notified otherwise by the Board of Directors of the Corporation at least 90 days prior to the expiration of the then current term. As additional compensation, Mr. Farkas will be paid a performance bonus annually, which will be based upon the net profits of the Corporation for each year. Mr. Farkas also received non-qualified stock options to purchase 400,000 shares of Common Stock of the Corporation at $0.50 per share, the bid price on the date of the Farkas Agreement. If the Corporation successfully completes a public offering of 5,000,000 shares of the Corporation's stock which raises at least $5,000,000 or achieves a net profit of $1,000,000 in any fiscal year, Mr. Farkas will receive options to purchase an additional 500,000 shares of Common Stock at $0.10 per share. Mr. Farkas is to be reimbursed for the cost of leasing and operating an automobile. Upon termination of his employment with the Corporation, Mr. Farkas has an option to acquire the rights and title to Corporation's Victoria Station restaurant at a purchase price paid by the Corporation for the business plus the depreciated value of improvements made after the acquisition.

         E. David Gable entered into an employment agreement with the Corporation effective April 8, 1998 (the "Gable Agreement") pursuant to which he was employed as Chief Operating Officer at an annual salary of $200,000. The Gable Agreement is for five years, automatically renewable on the same terms unless notification of termination from the Board of Directors of the Corporation at least 90 days prior to the expiration of the then current term. As additional compensation, Mr. Gable will be paid a performance bonus annually, which will be based upon the net profits of the Corporation each year. Mr. Gable received stock options to purchase 1,000,000 shares of Common Stock of the Corporation at $0.45 per share which shall become vested when the Corporation has a consolidated pre-tax net income of at least $1,000,000 in two consecutive quarters. These options must be exercised no later than December 31, 1999 or the options will become void. In addition, if the Corporation successfully completes a public offering of 5,000,000 shares of the Corporation's stock or raises at least $5,000,000 in the Offering, Mr. Gable will receive options to purchase an additional 500,000 shares of Common Stock at $0.10 per share. In the event the Corporation terminates the Gable Agreement for its convenience prior to the expiration thereof, the Corporation will provide Mr. Gable with written notice of 90 days prior to the termination date, along with compensation in an amount equal to five years of salary in the Gable Agreement.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Corporation has a number of common officers, directors, and relationships with TimeCast and DAR. E. David Gable, Director of DAR, serves as the Corporation's Chairman and Chief Operating Officer. Gary Dahne, Vice President of TimeCast and DAR, manages investor relations issues for the Corporation. Donna Ruff, Secretary of DAR, is an employee of the Corporation. With respect to Talidan, Antony Redfern, a consultant to Talidan, serves as a Vice President of the Corporation.

         The Corporation expects to continue its business relations with TimeCast. The Corporation made loans to DAR to fund its operations since the Corporation acquired all of DAR's issued and outstanding shares in May 1996, and has agreed to continue to loan funds to DAR to finance its operations until March 1999. The Corporation also has committed to assist TimeCast with financial, administrative, and human resources support, until March 1999. The Corporation anticipates that all future transactions with TimeCast will be conducted on an arm's-length basis, on terms that the Corporation and TimeCast believe, without an independent third party evaluation, will be no less favorable to TimeCast than could have been obtained from unrelated third parties.

         The Corporation made advances to certain of its officers and directors from time to time which were non-interest bearing and which do not have a specified repayment date. The Corporation determines whether it will make an advance, attach any conditions or obligations to the advance, or what the repayment obligations will be on a case by case basis. Typically, the advances are made at the discretion of the executive officers. In the event a large advance is to be made, then the board of directors must approve such advance. The advances are made to help the Corporation's officers, directors and employees in the time of personal need because the Corporation is unable to pay at this time wages at industry standard. The highest advances made during the last three years were $116,500 to E. David Gable, $175,000 to Scott Caruthers, a former Director of the Corporation, and $46,664 to David Pearl, former Secretary to the Corporation. To date, all advances have been paid back to the Corporation. In the event of termination of employment, either voluntary or involuntary, any advances made to such officers must be repaid at the time of such termination. The table below sets forth for each of the officers and directors receiving advances the amount of advances at the end of each of the periods.


ITEM 8.  DESCRIPTION OF CAPITAL STOCK

         General. The Corporation's authorized capital stock consists of 110,000,000 shares of Common Stock, no par value per share, and 40,000,000 shares of Preferred Stock, par value $1.00 per share. As of December 31, 1998, the Corporation had 49,508,053 shares of Common Stock issued and outstanding and had 1,079 shareholders of record; 200,000 shares of Series A Preferred Stock issued to two shareholders of record; 200,847.5 shares of Series B Preferred Stock, issued to one shareholder of record; 21,600 shares of Series E Preferred Stock issued to two shareholders of record; and 52,500 shares of Series F Preferred Stock issued to one shareholder of record. In addition, there are outstanding warrants and options which were issued in connection with the acquisition by the Corporation of PTT and Talidan.

         Pursuant to the Exchange Agreements with Tiller for the acquisition by the Corporation of PTT and Talidan, at any time that Tiller receives a notice from a PTT-Talidan shareholder of an intended sale of the Corporation's shares Tiller is to notify the Corporation and the members of the Board of Directors of the Corporation will have a right of first refusal with respect to such shares for an eight day period. The Directors of the Corporation have agreed that any exercise of such rights will be for the account and benefit of the Corporation only and not for the individual benefit of any director.

         Common Stock. Each outstanding share of Common Stock is entitled to one vote on any matter on which stockholders are entitled to vote, including election of directors, and except as otherwise required by law with respect to class voting rights, or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the rights of such series, the holders of Common Stock possess all voting powers. The holders of shares of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor after payment of any preferential dividends that may then be issued and outstanding. Upon any dissolution, liquidation or winding-up of the Corporation, holders of Common Stock are entitled to share ratably in the net assets available for distribution to stockholders after the payment of debts and other liabilities subject to the prior rights of any issued Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights or the right to accumulate their shares in the election of directors or in any other matter.

         Preferred Stock. The Corporation's Articles of Incorporation authorizes the Board of Directors to (without further action by the stockholders) issue shares of Preferred Stock from time to time in one or more series, and to fix the designations, preferences, conversion rights, voting powers, restrictions, redemption provisions, limitations as to dividends, and other terms, provisions and rights, as may be determined by the Board of Directors.

         Each outstanding share of Series A Preferred Stock, which was issued in connection with the acquisition of ACC, is entitled to ten votes per share, not as a class, but along with the Common Stock. The Series A Preferred Stock is convertible on May 18, 2000 into 2,000,000 shares of Common Stock or $2,000,000 worth of Common Stock based on the fair market value price per share of Common Stock on May 18, 2000, whichever is greater. The Series A Preferred Stock becomes convertible prior to May 18, 2000 if the closing market price of the Corporation's Common Stock is above $2.00 per share on any day or the Corporation declares a dividend on its Common Stock. The Series A Preferred Stock has a preference over Common Stock and over subsequently issued Preferred Stock, ranking in alphabetical order, in the event of a corporate liquidation. The Series A Preferred Stock is not entitled to dividends.

         Each outstanding share of Series B Preferred Stock, which was issued in connection with the execution of the consulting agreement with SAAI, is entitled to ten votes per share, not as a class, but along with the Common Stock. The Series B Preferred Stock is currently convertible into 2,008,475 shares of Common Stock. The Series B Preferred Stock is not entitled to dividends.

         Each outstanding share of Series E Preferred Stock, which was issued in connection with the acquisition of Voice Quest, is entitled to ten votes per share, not as a class, but along with the Common Stock. The Series E Preferred Stock is convertible on May 18, 2000 into 216,000 shares of Common Stock or $270,000 worth of Common Stock based on the fair market value per share of Common Stock on November 20, 2000, whichever is greater. The Series E Preferred Stock is not entitled to dividends.

         Each outstanding share of Series F Preferred Stock, which was issued in connection with the acquisition of RomNet, is entitled to ten votes per share, not as a class, but along with the Common Stock. The Series F Preferred Stock is convertible on December 1, 2000 into 525,000 shares of Common Stock or $7,000,000 worth of Common Stock based on the fair market value per share of Common Stock on December 1, 2000, whichever is greater. The Series F Preferred Stock has a preference over Common Shares at $1.33 per share and over subsequently issued Preferred Stock, ranking in alphabetical order, in the event of a corporate liquidation. The Series F Preferred Stock is not entitled to dividends.

         Warrants. In connection with its acquisition of PTT and Talidan, the Corporation issued two-year warrants to the PTT-Talidan Shareholders to purchase 5,000,000 shares of Common Stock of the Corporation at an exercise price of 50% of the average market price of the Corporation's Common Stock as quoted by the NASD Over the Counter Bulletin Board Service ("OTCBB") for the 30 consecutive trading days before the exercise date. The warrants may be exercised in whole or in part at any time prior to 5:00 p.m. on September 29, 1999. Prior to the exercise of the Warrants, the holders will not be entitled to vote, receive dividends or be deemed the holder of common stock for any purpose. However, the warrants will be subject to an adjustment in the event a common stock dividend is paid or if the common stock is subdivided or reclassified. The Corporation is not required to issue any fractional shares upon the exercise of the warrants. If a fractional interest in a share is deliverable to the holder of the warrant, the Corporation will pay the cash value thereof.

         Exchange Options. The Corporation also issued to Tiller and the PTT-Talidan Shareholders four-year options to purchase shares of Common Stock at an exercise price of $.001 per share. The options may be exercised in whole or in part at any time prior to September 28, 2001.

         The total number of shares issuable pursuant to the Exchange Options is to be determined by dividing 2,500,000 by the average market price of the Corporation's shares as quoted by the OTCBB for the 30 consecutive trading days before the exercise date ("Average Market Price"). In the event of the occurrence of a capital transaction, including but not limited to, a share dividend, share exchange, merger, reverse merger or other capital transaction of an extraordinary nature, the number of shares and/or the market price, will be appropriately adjusted. Some of the Exchange Options were exercised on November 11, 1998 and 1,250,000 shares of Common Stock were purchased for $1,250, based on an Average Market Price of $1.00 per share. The remaining Exchange Options were exercised on December 23, 1998 and 795,167 shares of

Common Stock were purchased for $795.18, based on an Average Market Price of $1.572 per share.

         Preemption Options. The Corporation issued to the Tiller Group options to purchase Common Stock at an exercise price of $.001 pursuant to the Preemption Agreement which granted to the Corporation rights of first refusal on any telecommunication business which Tiller wished to sell.

         The total number of shares issuable pursuant to the Preemption Options is to be determined by dividing 2,500,000 by the Average Market Price. In the event of the occurrence of a capital transaction, including but not limited to, a share dividend, share exchange, merger, reverse merger or other capital transaction of an extraordinary nature, the number of shares and/or the market price, will be appropriately adjusted. The Preemption Options were exercised on December 23, 1998 and 1,590,331 shares of Common Stock were purchased for $1,590.33, based on an Average Market Price of $1.572 per share.

         Registration Rights. The shares of common stock issued to Tiller and the PTT-Talidan Shareholders pursuant to the Exchange Agreements as well as the shares of common stock underlying the warrants and options issued in connection therewith have identical "piggyback" registration rights. If the Corporation proposes to register any of its shares, it has to so notify the holders of those securities. The holders have 20 days to notify the Corporation of the number of shares the holders want registered. The Corporation is then required to use reasonable efforts to register the shares for the holder's benefit. The Corporation will bear all expenses of registration and the holders will bear the underwriting commissions and the expenses of their counsel.

         The Corporation also agreed that when it met all of the requirements necessary to effect a shelf registration it would use its best efforts to effectuate and maintain such a shelf registration. The security holders agreed not to sell the Corporation's shares for such period requested by the managing underwriter not in excess of 120 days following the effective date of a registration statement filed by the Corporation under the Securities Act of 1933.

         The 300,000 shares of Common Stock issued to RomNet also have "piggyback" registration rights. If the Corporation proposes to register any of its shares, it has to so notify the holders of those securities not less than 20 days prior to the anticipated date of filing. The holders have 10 days to notify the Corporation of the number of shares the holders want registered. The Corporation will bear all expenses of registration other than the underwriting commissions and the expenses of such holders' counsel.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Market Information. The Common Stock of the Corporation is traded on the National Association of Securities Dealers ("NASD") Bulletin Board market. During the period of the Corporation's inactivity from June 1985 through September 1996, there was no public trading of the Corporation's shares.

         Trading of the Corporation's Common Stock on the over-the-counter market commenced in September 1996. The following table reflects the high and low bid prices for the Corporation's Common Stock for each quarterly period ended since trading commenced in September 1996. These quotations are based on information supplied by market makers of the Corporation's Common Stock. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                               1998                      1997
                               ----                      ----
                            Price Range               Price Range
                            -----------               -----------
                          Low        High           Low         High
                          ---        ----           ---         ----


      1st Quarter         $.22       $1.44         $.65        $1.20
      2nd Quarter          .42         .8125        .375         .9375
      3rd Quarter          .48        1.90          .375        1.375
      4th Quarter          .73        2.45          .375        1.000

         Holders. As of December 31, 1998, there were 1079 holders of record of the Corporation's Common Stock. At such date, 49,508,053 shares of Common Stock were issued and outstanding.

         Dividends. As of January 1, 1999, the Corporation has declared no dividends and is not likely to do so in the near future.

ITEM 2.  LEGAL PROCEEDINGS

         On July 22, 1998, the Corporation obtained an option to acquire Advanced Networking, Inc. ("ANI"), a Delaware company engaged in the sale, installation and servicing of telephone equipment in Delaware and adjoining states, subject to due diligence satisfactory to the Corporation. The Corporation was to issue 5,000 shares of the Corporation's common stock for the option. The purchase price for the business, if consummated, would be $2,800,000 in cash or cash equivalents.

         The option's initial expiration date was October 31, 1998. However, the Corporation believed that the option was mutually extended by the parties to November 30, 1998. The parties were unable to reach agreement on the term of the option or on the terms of acquisition. The Corporation believes that ANI is in breach of the option. On December 22, 1998, the Corporation filed a complaint (the "Complaint") in the Circuit Court of Baltimore County against ANI and the stockholders of ANI (collectively, the "Defendants").

         The Complaint asserts claims based on breach of contract, promissory estoppel and misrepresentation. The Complaint seeks specific performance of the option and/or compensatory damages in the amount of $3,000,000 for each claim and $3,000,000 in punitive damages for the misrepresentation claim.

ITEM 3.  CHANGES IN INDEPENDENT PUBLIC ACCOUNTANTS

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following information relates to sales of securities of the Corporation issued or sold each year since May 3, 1996 which were not registered under the Securities Act.

A.  1996

         In May and June 1996, the Corporation issued to Grandname, Ltd., a British Virgin Islands corporation, and the shareholders of Electronic Card Acceptance Corporation, a Virginia corporation ("ECAC") and DAR Products Corporation, a Maryland corporation ("DAR"), an aggregate of 12,650,000 shares of common stock. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by
Section 4(2) of the Securities Act. Grandname, Ltd. is an off-shore entity and all of its shareholders were off-shore residents. DAR had five shareholders, all of whom were officers and directors of DAR. ECAC had two shareholders, one the chief executive officer and a director and the other, an estate with representation on the board of directors. All of the shareholders of DAR and ECAC were accredited or sophisticated investors and each received a proxy statement containing audited financial information. Each of the recipients of such shares represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

B.  1997

         (1) In August 1997, the Corporation issued 25,000 shares of its common stock to a shareholder for the acquisition of the Victoria Station Restaurant. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The shareholder was an accredited investor. Each of the recipients of such shares represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

         (2) In September 1997, the Corporation issued to Tiller Holdings Limited and the shareholders of that Corporation, none of whom is a U.S. person, in exchange for all of the outstanding stock of PTT and Talidan, 19,340,000 shares of the Corporations common stock, warrants to purchase an additional 5,000,000 shares at an exercise price of 50% of the average market price of the Corporation's common stock for the 30 trading days prior to exercise and options to purchase that number of additional shares, at an exercise price of $.001 per share, determined by dividing 2,500,000 by the average market price for the 30 trading days prior to exercise. The transactions were effected without registration pursuant to Regulation S under the Securities Act of 1933 in reliance on the fact that the recipients of the securities were not U.S. persons and on Section 4(2) of the Securities Act since the recipients represented that the securities were acquired for investment and without a view to distribution. The certificates representing the shares contained appropriate restrictive legends and none of such shares to date have been sold in the United States or to U.S. persons. Prior to the completion of the transactions, the recipients of the shares received current financial information and performed a thorough due diligence review of the Corporation.

         (3) In addition to the above shares, during 1997, the Corporation sold 2,846,119 shares for an aggregate consideration of $768,340 in cash or services to 20 purchasers. Of these purchasers, four were not U.S. persons, four were accredited investors, five were friends of the officers or the employees of the Corporation, four were affiliated with ECAC, and three were others. These transactions were effected without registration under the Securities Act in reliance upon the exemption provided by SEC Rule 504 of Regulation D.

         (4) During 1997, the Corporation sold 410,155 shares for an aggregate consideration of $218,028 in cash or services to six purchasers. Of these purchasers, one was not a U.S. person, one was an officer of the Corporation as well as a sophisticated investor, two were executive officers or directors of the Corporation, and therefore accredited investors, and the two other purchasers were accredited investors. The sophisticated investor is the brother of the CEO of the Corporation and had access to all corporate information. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. Each of the recipients of such shares represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

C.  1998

         (1) On February 1, 1998, the Corporation issued to two shareholders of Harbor City Corporation, trading as ACC Telecom, ("ACC"), 5,000 shares of Common Stock and 200,000 shares of its Series A Preferred Stock, in partial consideration for all of the outstanding stock of ACC. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The recipients of the shares were accredited investors. Each of the recipients of such shares, represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

         (2) Through July 31, 1998, the Corporation sold 2,763,688 shares for an aggregate consideration of $968,878 in cash or services to 42 purchasers. Of these purchasers, six were not U.S. persons, one was an accredited investor, one was an employee of the Corporation, four were counsel to the Corporation or their relatives thereof, two were accountants to the Corporation, sixteen were relatives or friends of the officers or the employees of the Corporation, four were related purchasers and eight were others. These transactions were effected without registration under the Securities Act in reliance upon the exemption provided by SEC Rule 504 of Regulation D.

         (3)
                  (a) Through July 31, 1998, the Corporation sold 3,757,534 shares for an aggregate consideration of $708,671 in cash or services to 23 purchasers. Of these purchasers, three were not U.S. persons, six were employees, officers or directors of the Corporation, two were counsel to the Corporation, one was an accountant to the Corporation, who is now an employee of the Corporation, four were relatives or friends of officers or the employees of the Corporation who is now an employee of the Corporation, four were related purchasers and three were others. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. Of the 20 purchasers who were U.S. persons, thirteen were accredited investors and six were sophisticated investors who received corporate information that was provided by Standard and Poor's as well as financial statements and information available on the Corporation's web site. Each of the recipients of such shares represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

                  (b) Between August 1, 1998 and December 31, 1998, the Corporation sold 1,531,855 shares for an aggregate consideration of $706,378 in cash or services to nine purchasers. Of these purchasers, two were executive officers or directors of the Corporation, one was counsel to the Corporation, and six were others. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by
Section 4(2) of the Securities Act. Of the nine purchasers, seven were accredited investors and two were sophisticated investors who received the Corporation's financial statements and corporate information that was provided by Standard and Poor's. Each of the recipients of such shares represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

         (4) On December 1, 1998, the Corporation issued to the owner of the assets of RomNet, Inc. 300,000 shares of Common Stock and 52,500 shares of its Series F Preferred Stock, in partial consideration for all of the assets of RomNet, Inc. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by
Section 4(2) of the Securities Act. The recipient of the shares was an accredited investor. The recipient of such shares, represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States. Prior to the completion of the transactions, the recipient of the shares performed a thorough due diligence review of the Corporation received a copy of the Corporation's 10-SB filed on October 28, 1998.

         (5) Through December 31, 1998, the Corporation sold 580,200 shares for an aggregate consideration of $1,145,400 in cash to 44 purchasers. All of these purchasers were accredited investors. These transactions were effected without registration under the Securities Act in reliance upon the exemption provided by SEC Rule 506 of Regulation D.

D. 1999

         Through January 19, 1999, the Corporation sold 4,310,345 shares for an aggregate consideration of $2,000,000 in cash to 2 purchasers. Both of these purchasers were accredited investors. These transactions were effected without registration under the Securities Act in reliance upon the exemption provided by SEC Rule 506 of Regulation D.



         Certain of the stock issuances pursuant to Rule 504 of Regulation D of the Securities Act may not have been in full compliance with the rules and regulations under the Securities Act and applicable state securities laws. On July 31, 1998, the Corporation offered to all of such purchasers (other than purchasers who are not U.S. persons) a right to rescind their purchases and receive a full refund of their purchase price, plus interest. No purchaser has elected to rescind. The Corporation acknowledges that it may be subject to regulatory action by federal and state securities regulatory authorities in connection with such sales. However, the highest price per share paid by any purchaser was $0.85, and on July 31, 1998 the average of the closing bid and asked prices in the over-the-counter bulletin board market was $1.30. As a result, the Corporation does not believe that it has any material liability to the purchasers in respect of these sales.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to the By-laws of the Corporation, each of the officers and directors of the Corporation is entitled to indemnification for actions taken by them or in the name of the Corporation to the fullest extent permitted by the laws of the State of Colorado.

         Under the Colorado Business Corporation Act ("CBCA"), a corporation must indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director or officer, against reasonable expenses incurred by him or her in connection with the proceeding. Also, under the CBCA, a corporation may indemnify a director or officer made a party to a proceeding because the person is or was a director or officer against liability, including reasonable expenses, incurred in a proceeding if (i) the person conducted himself in good faith; (ii) the person reasonably believed, in the case of conduct in an official capacity with the corporation, that his conduct was in the corporation's best interests, and, in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful.

         The corporation may not indemnify an officer or director in connection with (i) a proceeding in which the person was adjudged liable to the corporation; or (ii) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director or officer was adjudged liable on the basis that he or she derived an improper personal benefit.

         The Corporation may pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding if: (i) the officer or director furnishes to the corporation a written affirmation of the person's good faith belief that he or she has met the standard of conduct necessary for indemnification by the Corporation; and (ii) the officer or director furnishes to the corporation a written undertaking to repay the advance if its is ultimately determined that he or she did not meet the standard of conduct; and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the Colorado indemnification provisions.

                         PART F/S - FINANCIAL STATEMENTS


         The following financial statements are provided:

         The consolidated financial statements and related notes of the Corporation and its subsidiaries for the nine months ended September 30, 1998 (unaudited) and 1997 and the years ended December 31, 1997 and 1996, including the consolidated balance sheets at September 30, 1998 (unaudited) and December 31, 1997, and the related consolidated income statements and statement of changes in shareholders' equity and cash flows for the nine months ended September 30, 1998 and 1997 (unaudited) and the years ended December 31, 1997 and 1996.


Financial Statements

         Corporation

              Report of Independent Certified Public Accountants

              Balance Sheet December 31, 1997

              Statements of Operations for the years ended December 31, 1997 and 1996

              Statements of Stockholders' Equity for the years ended December 31, 1997 and 1996

              Statements of Cash Flow for the years ended December 31, 1997 and 1996

              Schedules of Valuation and Qualifying Accounts for the years ended December 31, 1997 and 1996

              Pro Forma Unaudited Condensed Statements of Earnings for the years ended December 31, 1997 and 1996

                       Carnegie International Corporation
                                and Subsidiaries

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                         December 31, 1997 and 1996 and
                     September 30, 1998 and 1997 (Unaudited)

                                 C O N T E N T S

--------------------------------------------------------------------------------

                                                                            Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                           3


CONSOLIDATED FINANCIAL STATEMENTS


         BALANCE SHEETS                                                      5


         STATEMENTS OF OPERATIONS                                            6


         STATEMENTS OF STOCKHOLDERS' EQUITY                                  7


         STATEMENTS OF CASH FLOWS                                            8


         NOTES TO FINANCIAL STATEMENTS                                       9


         SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

         PRO FORMA UNAUDITED CONDENSED FINANCIAL STATEMENTS

         PRO FORMA UNAUDITED STATEMENTS OF EARNINGS

         NOTES TO UNAUDITED PRO FORMA STATEMENTS OF EARNINGS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors
Carnegie International Corporation
    and Subsidiaries

We have audited the accompanying consolidated balance sheet of Carnegie International Corporation (a Colorado corporation) and Subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carnegie
International Corporation and Subsidiaries as of December 31, 1997, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

We have also audited Schedule II - Valuation and Qualifying Accounts for the years ended December 31, 1997 and 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.


GRANT THORNTON, LLP

Baltimore, Maryland
July 29, 1998

                        CONSOLIDATED FINANCIAL STATEMENTS

                       Carnegie International Corporation
                                and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------------



                                                                                                   (Unaudited)
                                                                           December 31,           September 30,
                                 ASSETS                                        1997                   1998
                                                                       ------------------       ------------------

CURRENT ASSETS
     Cash                                                              $         226,422        $        164,047
     Certificate of deposit-restricted                                           400,000                      --
     Accounts receivable                                                         761,464               1,291,662
     Note receivable and accrued interest - affiliate                                 --               2,551,776
     Loans receivable                                                             10,200                   9,557
     Inventory                                                                    32,575                 240,345
     Prepaid expenses                                                             24,620                 207,031
                                                                       -----------------        ----------------

           Total current assets                                                1,455,281               4,464,418




PROPERTY, PLANT AND EQUIPMENT, less
     accumulated depreciation and amortization                                   484,217               1,883,735


OTHER ASSETS
     Security deposits and other assets                                          109,047                 427,971
     Accounts receivable - former subsidiary                                          --               1,475,012
     Loans receivable - officers and employees                                   301,201                 192,695
     Intangibles, less accumulated amortization of $117,619
       in 1997 and $521,058 in 1998 (unaudited)                                6,487,587               6,777,441
                                                                       -----------------        ----------------
                                                                               6,897,835               8,873,119
                                                                       -----------------        ----------------

                                                                       $       8,837,333        $     15,221,272
                                                                        ================         ===============



The accompanying notes are an integral part of these financial statements.


-------------------------------------------------------------------------------------------------------------------



                                                                                                   (Unaudited)
                                                                           December 31,           September 30,
                  LIABILITIES AND STOCKHOLDERS' EQUITY                         1997                   1998
                                                                       ------------------       ------------------

CURRENT LIABILITIES
     Notes payable                                                     $         803,752        $      1,656,719
     Current maturities of long-term debt                                        789,230                  36,996
     Current maturities of notes payable to stockholder
       and affiliates                                                            185,000                 200,000
     Accounts payable and accrued expenses                                     1,274,064               1,025,988
     Income taxes payable                                                         50,867               1,073,448
                                                                       -----------------        ----------------

           Total current liabilities                                           3,102,913               3,993,151

LONG-TERM OBLIGATIONS
     Long-term debt, less current maturities                                     169,612                 261,671
     Notes payable to stockholder and affiliates, less
       current maturities                                                             --                 533,298
     Put option obligation                                                     3,756,574               4,143,419
                                                                       -----------------        ----------------
                                                                               3,926,186               4,938,388

COMMITMENTS AND CONTINGENCIES                                                         --                      --


STOCKHOLDERS' EQUITY
     Convertible preferred stock, par value $1 per share, 40,000,000 authorized shares; none issued at December 31, 1997,
       200,000 issued at September 30, 1998 (unaudited)                               --                 200,000
     Common stock, non par with a stated value of $0.01;
       110,000,000   shares  authorized;   38,835,486 issued  and
       36,057,467 outstanding at December 31, 1997 and 44,212,708 issued and 41,436,689 outstanding at September 30, 1998
       (unaudited)                                                               388,355                 442,127
     Additional paid-in capital                                                3,535,795               5,255,702
     Accumulated (deficit) earnings                                             (834,916)              1,672,904
                                                                       -----------------        ----------------
                                                                               3,089,234               7,570,733
     Less treasury stock at cost (2,778,019 shares)                           (1,281,000)             (1,281,000)
                                                                       -----------------        ----------------
                                                                               1,808,234               6,289,733
                                                                       -----------------        ----------------

                                                                       $       8,837,333        $     15,221,272
                                                                        ================         ===============



                       Carnegie International Corporation
                                and Subsidiaries
                   CONSOLIDATED STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------------------------------------------


                                                                                            (Unaudited)
                                                             Years ended                 Nine months ended
                                                            December 31,                   September 30,
                                                            ------------                   -------------
                                                         1997           1996           1996             1997
                                                         ----           ----           ----             ----

Revenue
    Operating                                       $      3,245,810 $    3,256,291 $    7,341,429 $      1,542,300
    Sale of Service Contracts                              3,700,000          --             --           3,700,000
                                                           ---------      ---------      ---------        ---------
                                                           6,945,810      3,256,291      7,341,429        5,242,300

Cost of fees and sales
    Processing fees                                          183,117      1,051,421          --             167,660
    Commissions                                            1,103,889      1,298,851      1,652,219          502,957
    Supplies                                                 268,656         55,676        674,770           92,701
    Equipment related expenses                                28,919         99,421      1,449,769           19,020
    Royalties                                                  5,344         16,662          --               2,179
                                                     ---------------  -------------    -----------    -------------

         Total cost of fees and sales                      1,589,925      2,522,030      3,776,758          784,517
                                                     ---------------  -------------    -----------    -------------

         Gross profit                                      5,355,885        734,261      3,564,671        4,457,783

Operating expenses
    Compensation                                           1,533,264        291,092        762,163          791,604
    Professional fees                                        429,194        564,153        755,960          220,282
    Provision for bad debts                                   --              --           114,022             --
    Advertising                                              359,966          --           359,139            8,930
    Travel                                                   183,050         73,482        195,784           43,822
    Utilities                                                141,896          3,787         79,494           73,772
    Facilities                                               145,951          --           228,257           60,170
    Depreciation and amortization                            175,264         21,084        652,970          112,826
    Insurance                                                 70,754          --           102,116           53,941
    Other                                                    552,931        271,091        726,975          362,732
                                                      -------------- --------------   ------------   --------------
                                                           3,592,270     (1,224,689)     3,976,880        1,728,139
                                                      -------------- ---------------  ------------   --------------

         Operating income (loss)                           1,763,615       (490,428)      (412,209)      (2,729,644)

Other income (expense)
    Interest expense                                         (49,417)      (226,063)      (219,992)         (44,531)
    Interest income                                           16,834          7,144        138,851              --
    Sale of assets and release of covenants                       --          --         2,340,000              --
    Gain on sale of subsidiaries                                  --          --         1,683,751              --
                                                      -------------- --------------   ------------   --------------
                                                             (32,583)      (218,919)     3,942,610          (44,531)
                                                      -------------- --------------   ------------   --------------

         Income (loss) from continuing operations before
           provision for income taxes                      1,731,032       (709,347)     3,530,401        2,685,113

Provision for income taxes                                    50,867          --         1,022,581          184,516
                                                      -------------- --------------   ------------   --------------

         Net income (loss) from continuing operations      1,680,165       (709,347)     2,507,820        2,500,597

Discontinued operations
    Loss from operation of TimeCast                         (100,330)         --             --            (100,330)
                                                      -------------- --------------   ------------   --------------

         NET INCOME (LOSS)                            $    1,579,835 $     (709,347)  $  2,507,820   $    2,400,267
                                                      ============== ========== ===   ============   ==============



Earnings (loss) per share
    Basic:
      Continuing operations                         $       0.08     $     (0.08)   $      0.06    $        0.15
      Discontinued operations                              (0.01)             --             --            (0.01)
                                                    ------------     -----------    -----------    -------------
      Net income                                    $       0.07     $     (0.08)   $      0.06    $        0.14
                                                     ===========      ==========     ==========     ============
    Diluted:
      Continuing operations                         $       0.07     $     (0.08)   $      0.06    $        0.15
      Discontinued operations                               0.01              --             --            (0.01)
                                                    ------------     -----------    -----------    -------------
      Net income                                    $       0.06     $     (0.08)   $      0.06    $        0.14
                                                     ===========      ==========     ==========     ============


The accompanying notes are an integral part of these financial statements.

                       Carnegie International Corporation
                                and Subsidiaries
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------




                                                                                Preferred Stock
                                                                                ---------------
                                                                      Shares                  Amount
                                                                      ------                  ------

Balance at January 1, 1996                                               -                $      -
      Net loss for the year ended December 31, 1996                      -                       -
      Reverse acquisition                                                -                       -
      Shares issued in connection with acquisitions                      -                       -
      Share issued in lieu of compensation                               -                       -
                                                                  --------------          --------------

Balance at December 31, 1996                                             -                       -
      Net income for the year ended December 31, 1997                    -                       -
      Disposition of DAR                                                 -                       -
      Issuance of common stock                                           -                       -
      Shares issued in lieu of compensation                              -                       -
      Shares issued in connection with acquisitions                      -                       -
      Note payable converted to common stock                             -                       -
      Affiliates' forgiveness of note payable                            -                       -
      Purchase of treasury shares                                        -                       -
                                                                  --------------          --------------

Balance at December 31, 1997                                             -                       -
      Net income for the nine months ended September 30, 1998            -                       -
      Issuance of common stock                                           -                       -
      Shares issued in lieu of compensation                              -                       -
      Note payable converted to common stock                             -                       -
      Shares issued in connection with acquisitions                      200,000                 200,000
                                                                  --------------          --------------

Balance at September 30, 1998 (unaudited)                                200,000          $      200,000
                                                                  ==============          ==============


The accompanying notes are an integral part of these financial statements.


-------------------------------------------------------------------------------------------------------------------



                                       Additional     Accumulated
             Common Stock              paid-in         (deficit)            Treasury        Stockholders'
    ---------------------------
    Shares            Amount           capital          earnings              stock      (deficit) equity
    ------            ------           -------          --------              -----      ----------------

         1,000    $       1,000     $      78,255   $   (1,714,864)     $      (59,795)  $    (1,695,404)
            --               --                --         (709,347)                 --          (709,347)
       999,000            9,000           (78,255)           9,460              59,795                --
     8,350,000           83,500                --                                   --            83,500
     7,224,786           72,248           593,413                                                665,661
--------------    -------------     -------------    -------------      --------------    --------------

    16,574,786          165,748           593,413       (2,414,751)                 --        (1,655,590)
            --               --                --        1,579,835                  --         1,579,835
            --               --            99,330               --                  --            99,330
       420,400            4,204           225,337               --                  --           229,541
     2,290,145           22,901           425,276               --                  --           448,177
    19,340,000          193,400         1,880,815               --                  --         2,074,215
       210,155            2,102           159,124               --                  --           161,226
            --               --           152,500               --                  --           152,500
            --               --                --               --          (1,281,000)       (1,281,000)
--------------    -------------     -------------    -------------      --------------    --------------

    38,835,486          388,355         3,535,795         (834,916)         (1,281,000)        1,808,234
            --               --                --        2,507,820                  --         2,507,820
     1,918,128           19,181           700,379               --                  --           719,560
     2,252,844           22,528           690,341               --                  --           712,869
     1,206,250           12,063           229,187               --                  --           241,250
            --               --           100,000               --                  --           300,000
--------------    -------------     -------------    -------------      --------------    --------------

    44,212,708    $     442,127     $   5,255,702   $    1,672,904     $    (1,281,000)  $     6,289,733
==============     ============      ============    =============      ==============    ==============



                       Carnegie International Corporation
                                and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------


                                                                                          (Unaudited)
                                                                                       Six months ended
                                                      Years ended December 31,             June 30,
                                                      ------------------------             --------
                                                        1997           1996          1998          1997
                                                        ----           ----          ----          ----

Cash flows from operating activities
     Net income (loss)                              $ 1,579,835    $ (709,347)    $2,507,820     $2,581,255
     Adjustments to reconcile net income (loss)
       to net cash provided by operating activities
        Depreciation and amortization                   175,264        21,084        652,970         92,819
        Issuance of common stock as compensation        448,177       665,661        712,869        351,453
        Net book value of subsidiary sold                     -             -     (1,624,028)             -
        Goodwill adjustment associated with
        contracts sold                                        -             -        100,017              -
        Accrued interest put option                           -             -        386,845        193,735
        Changes in assets and liabilities
           Accounts receivable                          (40,544)       98,914       (310,685)        67,777
           Due from affiliates                         (513,194)     (589,963)    (1,642,346)      (940,013)
           Inventory                                    (20,582)       (7,993)       (47,022)             -
           Prepaid expenses                             (24,248)        3,726       (182,783)       (36,219)
           Other assets                                  61,112       (91,818)      (197,052)             -
           Accounts payable and accrued expenses        640,047       118,037        (82,601)       (97,820)
           Income taxes payable                          50,867             -      1,022,581         (9,421)
                                                    -----------    ----------     ----------     ----------

           Net cash provided by operating activities  2,356,734       688,227      1,296,585      2,009,831

Cash flows from investing activities
     (Purchase) Proceeds of restricted certificate of
          deposit                                      (400,000)            -        400,000              -
     Purchase of furniture and equipment               (170,008)      (19,559)    (1,573,421)       (32,888)
     Deposits                                                 -             -       (355,808)        75,687
     Acquisition costs                                 (530,628)     (247,850)      (125,920)      (267,266)
                                                    -----------     ---------      ---------     ----------

        Net cash used in investing activities        (1,100,636)     (267,409)    (1,655,149)      (224,467)

Cash flows from financing activities
     Payments on notes payable                       (1,454,033)     (839,504)      (956,326)      (403,642)
     Proceeds from issuance of notes payable            990,568       433,134        532,955              -
     Purchase of treasury shares                       (800,000)            -              -       (800,000)
     Sale of common stock                               229,541             -        719,560              -
     Notes receivable                                   (10,200)            -              -        (71,100)
                                                    -----------      --------     ----------     ----------

        Net cash (used in) provided by financing
             activities                              (1,044,124)     (406,370)       296,189     (1,274,742)
                                                    -----------      --------     ----------     ----------

           NET INCREASE (DECREASE) IN CASH              211,974        14,448        (62,375)       443,728

Cash at beginning of period                              14,448             -        226,422         14,448
                                                    -----------    ----------     ----------     ----------

Cash at end of period                               $   226,422    $   14,448     $  164,047     $  458,176
                                                     ==========     =========      =========      =========


The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------



Supplemental schedule of non-cash activities:

         During 1996, the Company purchased all of the stock of ECAC and DAR in a reverse acquisition for 8,350,000 shares of common stock (94% of the Company's outstanding shares). During the year ended December 31, 1997, the Company purchased all of the stock of Talidan, PTT, and Victoria for 19,365,000 shares of common stock, warrants for 5,000,000 shares, options and put option for shares valued at $5 million, representing an aggregate price of $6,174,539, including cash and notes of $325,000.

         During 1997 and 1996, respectively, 2,290,145 and 7,224,786 shares of the Company's common stock were issued at a value of $448,177 and $665,661 as compensation for services rendered by various consultants, attorneys, and others.

         During 1997, the Company acquired 1,078,019 shares of its common stock in settlement of notes receivable from affiliates of $481,000 and cash of $800,000.

         During 1997, the Company spun-off a subsidiary with a deficit, which increased stockholders' equity by $99,330.

         During, 1997, 210,155 shares of common stock were issued in exchange for a note payable of $161,226.

         During 1997, a stockholder relieved the Company of an obligation to make payment on a note payable in the amount of $152,500.

Unaudited

         During the nine months ended September 30, 1998 the Company purchased all of the outstanding stock of ACC Telecom for 200,000 shares of preferred stock and a note for $814,962.

         During the nine months ended September 30, 1998 the Company disposed of all of the common stock of ECAC, Inc and ECAC Europe, Inc. for combined receipts of $350,000 in cash. These companies had liabilities in excess of assets of $1,683,751 at the date of sale.

         During the nine months ended September 30, 1998 the company sold the rights to certain telephone lines and the release of certain covenants not to compete for a note in the amount of $2,340,000.

         During the nine months ended September 30, 1998, the Company issued 1,206,250 shares of common stock for conversion of a note payable of $241,500.

         During the nine months ended September 30, 1998, the Company issued 1,918,128 shares of common stock for compensation valued at $719,560.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES

         A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

         Organization

         Carnegie International Corporation (the Company or Carnegie) (formerly A&W Corporation, Inc.) was incorporated in Colorado and discontinued operations in September, 1985. In May, 1996, Carnegie acquired all of the outstanding stock of DAR Products Corporation (DAR) and Electronic Card Acceptance Corporation (ECAC) in exchange for 94% of its common stock pursuant a stock purchase agreement with Grandname, Ltd. For accounting purposes, this transaction has been reflected as a reverse acquisition with DAR and ECAC as the acquirers.

         Principles of Consolidation

         The consolidated financial statements of the Company include the accounts of Carnegie and its wholly-owned subsidiaries: TimeCast Corporation ("TimeCast"), a Nevada corporation; Electronic Card Acceptance Corporation ("ECAC"), a Virginia corporation; Talidan Limited ("Talidan"), a British Virgin Islands corporation; Profit Through Telecommunications (Europe) Limited ("PTT"), a United Kingdom corporation; Talidan USA t/a Victoria Station - Miami, Inc. ("Victoria"), a Florida corporation; ECAC Europe ("ECAC Europe"), a United Kingdom corporation; and in 1998, Harbor City Corporation t/a ACC Telecom ("ACC Telecom"), a Maryland corporation.

         In 1996, Grandname, Ltd., prior to combination with Carnegie, acquired DAR and ECAC. The subsequent business combination with Carnegie has been reflected as a reverse acquisition with DAR and ECAC as the acquirers, for accounting purposes. Equity balances on January 1, 1996 represent DAR and ECAC balances. Revenue and results of operations for DAR and ECAC are included for the entire fiscal year 1996. The Company sold the stock of ECAC on January 30, 1998.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

      Principles of Consolidation - continued

      TimeCast was formed in September, 1997 as a wholly owned subsidiary of Carnegie. TimeCast became the holding company of DAR by exchanging TimeCast shares for all of DAR's outstanding shares. TimeCast was spun-off on September 15, 1997 in a distribution to the Company's stockholders.

      Talidan and PTT were acquired on September 29, 1997 and Victoria was acquired effectively on August 18, 1997. These acquisitions were accounted for as purchases. Results of operations of these subsidiaries from their dates of acquisition have been consolidated.

      ACC Telecom  was  acquired  in 1998 and was  accounted  for as a purchase.
      Unaudited   results  of  operations  since  February  1,  1998  have  been consolidated.

      Significant   intercompany    transactions   have   been   eliminated   in
      consolidation.

      Business Operations

      The Company operates primarily in the United States, United Kingdom, and South America. During 1997, the Company's business operations were 73% in credit card processing in the United States; 17% in the marketing of telephone time through international contracts for discounted telephone time primarily in South America and Europe; 10% in restaurant operations in Miami, Florida. During 1996, all of the Company's business operations were in credit card processing. A description of the business operations of each company follows:

      o    Carnegie   provides   management   services   to  its  wholly   owned
           subsidiaries. Carnegie has no direct domestic operating assets or business activity.

      o TimeCast, prior to its spin-off in September, 1997, was engaged in the business of designing, manufacturing and marketing physical fitness exercise devices and equipment, and muscular development products, including Non-Grip Technology (R) related to exercise and fitness equipment.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

      Business Operations - continued

      o ECAC is an independent sales organization providing bankcard services to U.S. merchants. Its primary business objective is to build a portfolio of customer service contracts between itself and individual merchants. When the portfolio of contracts approximates 1,000 or more contracts the Company will offer the portfolio for sale to financial institutions, or other companies, involved in the credit card processing business. The service contracts provide for the payment of fees by the individual merchants to the company who in turn pays a financial institution for service. On January 31, 1998, the stock of ECAC was sold.

      o ECAC Europe is an independent sales organization providing bankcard services to merchants in the United Kingdom. On January 6, 1998, the stock of ECAC Europe was sold.

      o Talidan markets telephone service through international contracts for discounted telephone time.

      o PTT is a telecommunications software company. Its software can be utilized by voice recognition, touch-tone keypad, or bar code readers for a broad range of applications. One of PTT's products is MAVIS(TM) (Multi-language Automated Voice Independent System), an automated attendant system allowing telephone callers to reach or leave messages for a person or a department of a company, by verbally responding to prompts, without pressing buttons on the telephone.

      o     Victoria operates a restaurant in Miami, Florida.

      o ACC Telecom sells, installs and services telephone systems, voicemail integration, computer technology, LAN operating systems and cable media for businesses in the Washington, DC, Maryland and Northern Virginia areas.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

      Use of Estimates

      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenue and expenses during the reporting period. Actual results may differ from those estimates.

      Accounts Receivable

      For financial reporting purposes, the Company utilizes the allowance method of accounting for doubtful accounts. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The allowance is based on an experience factor and review of current accounts receivable. Uncollectible accounts are written off against the allowance accounts when deemed uncollectible. At December 31, 1997 and September 30, 1998 (unaudited), management estimates that all of the accounts receivable are collectible.

      Inventory

      Inventory consists of credit authorization equipment and restaurant supplies, which are carried at the lower of cost or market on a first-in, first-out basis.

      Property, Plant and Equipment

      Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, primarily on a straight-line basis. Accelerated depreciation methods are used for tax purposes on certain assets. The estimated service lives used in determining depreciation are five to seven years for computers, software, furniture and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

      Property, Plant and Equipment - continued

      Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized. Upon retirement or sale, the cost and related accumulated depreciation of the disposed assets are removed and any resulting gain or loss is credited or charged to operations.

      Software Development Costs

      The Company's voice recognition system MAVIS reached a stage of commercial viability in 1997. The company continues to make enhancements to this product for the interface this software with existing telephone systems. The costs incurred to enhance the software are capitalized as incurred. The cost of these enhancements will be amortized over the estimated useful life of 3 years when distribution of the software commences.

      Intangibles

      Intangibles represent costs in excess of net assets acquired in connection with businesses acquired, acquisition costs, and noncompete agreements. The costs in excess of net assets acquired in connection with businesses acquired are being amortized to operations on a straight-line basis over 15 years, the acquisition costs are being amortized over 15 years and noncompete agreements are being amortized over the term of the contracts. The recoverability of carrying values of intangible assets is evaluated on a recurring basis. The primary indicators are current or forecasted profitability of the related business.

      Income Taxes

      The Company records its income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the liability method for financial reporting purposes. Deferred and prepaid taxes are provided for on temporary differences in the basis of assets and liabilities that are recognized in different periods for financial and tax reporting purposes.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

      Earnings Per Share

      Basic earnings per share amounts have been computed based on the weighted average number of common shares outstanding. Diluted earnings per share amounts reflect the increase in weighted average number of common shares outstanding that would result from the assumed exercise of outstanding options, calculated using the treasury stock method.

      Revenue Recognition

      ECAC recognizes income resulting from the sale of service contract portfolios when title to these contracts is assigned to the purchaser. The Company recognizes revenue from bank services pursuant to the terms of service agreements that are based upon a percentage of sales volume transacted by the merchant.

      Talidan recognizes revenue from telephone sales on a monthly basis in accordance with the service contracts it is party to. The monthly revenue is based on the number of minutes of calls that are processed.

      Victoria recognizes revenue monthly based on food and beverage sales at its Miami, Florida restaurant.

      ACC Telecom recognizes revenue from telephone sales and service when the equipment is installed or service is provided.

      TimeCast, ECAC Europe, and PTT revenues were not material for the year ended December 31, 1997. DAR revenues were not material for the year ended December 31, 1996.

      Stock-Based Compensation

      Compensation costs for stock options are measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation for stock awards is recorded based on the quoted market value of the Company's stock at the time of grant.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

      Translation of Foreign Currencies

      Assets and liabilities recorded in functional currencies other than U.S. dollars are translated into U.S. dollars at the year-end rate of exchange. Revenue and expenses are translated at the weighted-average exchange rates for the year. The resulting translation adjustments are charged or credited directly to a separate component of stockholders' equity. As of December 31, 1997 and 1996, there was no material adjustment required for foreign currency translation.

      Statement of Cash Flows

      For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

      Newly Issued Accounting Standards

      In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income (SFAS 130), which is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for reporting and display of comprehensive income and its components. The Company adopted SFAS 130 in the fiscal year beginning January 1, 1998, which did not impact the financial statements.

      In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), which is effective for fiscal years beginning after December 15, 1997. The statement establishes revised standards under which an entity must report business segment information in its financial statements. The Company has adopted SFAS 131.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE B - ACQUISITIONS

      ACC Telecom

      On May 18, 1998, with an effective date of February 1, 1998, the Company acquired all of the outstanding stock of ACC Telecom for consideration of $1,314,962 consisting of a $1,000,000 note payable in quarterly installments over five years, plus 200,000 shares of the Company's Series A preferred stock. After a two year holding period, this preferred stock is convertible into the greater of $2,000,000 worth or 2,000,000 shares of the Company's common stock. In the event the Company declares a common stock dividend, or the market price of the Company's common stock exceeds $2.00 per share, the preferred stock may be converted prior to the end of the two year holding period.

      PTT and Talidan

      On September 29, 1997, the Company acquired all of the outstanding stock of PTT and Talidan from Tiller Holding Limited ("Tiller") for an aggregate price of $5,830,789 comprised of 19,340,000 shares of the Company's common stock, warrants for five million shares, and options for shares valued at $5 million, exercisable at $0.001 per share, with a related put option valued at $3,756,574. Management has reserved 100% of its treasury shares to fulfill its obligation under the options.

      The Agreement with Tiller also provides that the Company shall have a three year right of first refusal for future dispositions by Tiller of companies in the telecommunications industry.

      Victoria

      On September 29, 1997, the Company acquired 100% of the stock of Victoria and the assets of Jane Management Corporation (Collectively "Victoria"). The agreement was effective August 18, 1997. Victoria operates the Victoria Station restaurant in Miami, Florida. Consideration for the acquisitions was cash of $140,000 and a note for $185,000, payable not later than January 15, 1998, plus 25,000 shares of the Company's stock valued at $18,750 ($0.75 per share).

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE B - ACQUISITIONS - Continued

      Victoria - continued

      The above transactions have been recorded under the purchase method of accounting and, accordingly, the results of operations of PTT and Talidan from September 29, 1997 are included in the accompanying consolidated financial statements. The operations of Victoria commenced August 18, 1997. The fair value of assets acquired and liabilities assumed are summarized as follows:

                                    PTT            Talidan        Victoria
                                    ---            -------        --------

      Current assets          $      16,000   $       575,379   $         --
      Property, plant and
          equipment                  32,000               --         225,000
      Other assets                       --             3,341         75,000
      Goodwill                    1,699,315         4,471,513         43,750
      Liabilities                  (745,600          (221,159)            --
                              -------------   ---------------   ------------

      Purchase price          $   1,001,715   $     4,829,074   $    343,750
                              =============   ===============   ============

      ECAC and DAR

      On May 3, 1996, the stockholders of the Company authorized a reverse stock split of the Company's common stock so that each ten shares issued and outstanding became one share of common stock. On the same day, the stockholders approved the exchange of 8,350,000 of the Company's common stock in a transaction that has been recorded as a reverse acquisition with ECAC and DAR as the acquirers. Upon such exchange, the stockholders of ECAC and DAR owned approximately 94% of the issued and outstanding common stock of the Company and the Company's current stockholders retained approximately 6%. Because of the nature of the transaction, no goodwill has been recorded.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE B - ACQUISITIONS - Continued

      ECAC and DAR - continued

      The following table reflects unaudited pro forma combined results of operations of the Company and Talidan assuming the acquisition of Talidan had taken place at the beginning of the year for each of the years presented:

                                                  Proforma          Proforma
                                                    1997              1996
                                              --------------    --------------

      Revenues                                   $11,180,677        $9,872,538
                                              ==============    ==============

      Income from continuing operations       $    2,468,857    $      462,049
      Loss from discontinued operations             (100,330)             -
                                              --------------    --------------

                Net income                    $    2,368,527    $      462,049
                                              ==============    ==============

      Earnings per common share:
         Basic
            Continuing operations             $         0.08    $         0.02
            Discontinued operations                     -                 -
                                              --------------    --------------
                Net income                    $         0.08    $         0.02
                                              ==============    ==============
         Diluted:
            Continuing operations             $         0.08    $         0.02
            Discontinued operations                     -                 -
                                              --------------    --------------
                Net income                    $         0.08    $         0.02
                                              ==============    ==============

      In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 1996 or at the beginning of 1997 or of future operations of the combined companies under the ownership and management of the Company.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE C - DISPOSITIONS

      On January 30, 1998, the Company entered into an agreement to sell the outstanding shares of ECAC, its credit card processing subsidiary. Consideration for the sale was $100,000 that was paid at closing. The Company realized a gain on sale of the stock of approximately $1.7 million.

      The Company has entered into a joint venture with the purchaser of ECAC and a bank, whereby the Company receives a distribution of 40% of the gross profit arising from the services sold to merchants that the Company is instrumental in recruiting. The Company has the authority to direct these customers to other financial institutions without the joint venture partner's consent. Currently there is one and one half full time equivalent employees of the Company devoted to the expansion of the customer base. Revenues realized by the Company approximate the direct cost of the Company's employees.

      On January 6, 1998, the Company entered into an agreement to sell the outstanding shares of ECAC Europe. The Company realized a gain on the sale of stock of approximately $250,000. The Company has received a $250,000 note bearing interest at 6% as consideration, that matures in June 1999.

      On September 15, 1997, the Company's Board of Directors declared a distribution of 100% of the common shares of TimeCast to the Company's common shareholders of record at the close of business on September 15, 1997 (the "Spin-Off"). Common shares were distributed on the basis of one share of TimeCast for every three shares of the Company's common stock held by each shareholder.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE C - DISPOSITIONS - Continued

      The accumulated deficit of $99,330 attributable to TimeCast's operations has been eliminated as a result of the spin-off and additional paid-in capital has been increased accordingly.

      Summarized income statement information relating to TimeCast's results of operations, which is reported in discontinued operations is as follows:

                   Royalty income               $       5,400
                   Operating loss                    (100,330)
                   Net loss                          (100,330)

      Sale of Certain Talidan Assets

      On June 22, 1998 the Company sold to a company affiliated with one of its directors for $2,340,000 the rights to certain telephone numbers, line access, and advertising materials used in operations in South America for a note. The lines sold consisted of those used for the late night adult entertainment component of Talidan's operations. In addition to the sale of the telephone lines, the Company agreed to release of certain consultants to the Company from their covenant not to compete with the Company. Sales related to this aspect of Talidan's operations were approximately $200,000 at September 30, 1998 (unaudited) and $400,000 for the year ended December 31, 1997. The Company has allocated $600,000 of the note received to sale of the telephone lines and the balance of $1,740,000 has been allocated to the buy out of the covenant not to compete. The Company charged $117,930 of purchased goodwill attributable to these lines to operations.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE C - DISPOSITIONS - Continued

      Sale of Certain Talidan Assets - continued

      The note receivable arising from the sale of these assets in the amount of $2,340,000 bears interest at the rate of 7%. Payments are due quarterly commencing December 22, 1998 in the amount of $585,000 plus accrued interest. [The Company received a portion of the first payment on October 28, 1998 and the balance of the payment on January 27, 1999. This extension on the balance of the payment received on January 27, 1999 was agreed to based on the early receipt of initial partial payment. The Company has obtained an agreement from the purchasers that in the event of non payment, the non compete agreements will become in force again and the Company will have the right to all revenue generated through the telephone numbers that were sold. The Company has received financial information regarding the purchaser that indicates that there are sufficient assets to satisfy the payment of this note exclusive of the revenue related to the telephone numbers. At September 30, 1998, the note and accrued interet totaled $2,551,776. Unaudited]


NOTE D - CERTIFICATE OF DEPOSIT - RESTRICTED

      At December 31, 1997, the Company maintained a $400,000 certificate of deposit, which was redeemed in 1998, that was assigned as collateral for a note payable to First Mariner Bank.

      The carrying value of the certificate of deposit approximates market value at December 31, 1997.


NOTE E - LOANS RECEIVABLE - OFFICERS AND EMPLOYEES

      The Company made advances to and has receivables from officers and employees that amount to $301,201 as of December 31, 1997 and $192,695 at September 30, 1998 (unaudited). The advances are non-interest bearing and do not have a specified repayment date. These obligations have been reflected as non-current assets.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE F - PROPERTY AND EQUIPMENT

      Property and equipment consists of the following at December 31, 1997 and September 30, 1998:

                                                                (Unaudited)
                                            December 31,       September 30,
                                                1997                1998
                                                ----                ----

      Vehicles                             $        4,170       $      297,818
      Computer equipment and software             189,129            1,776,243
      Furniture and office equipment              231,160              270,122
      Leasehold improvements                       40,000               40,000
      Equipment held for lease                    121,800                    -
                                           --------------       --------------

         Total property and equipment             586,259            2,384,183

      Less accumulated depreciation and
         amortization                             102,042              500,448
                                           --------------       --------------

              Property and equipment, net  $      484,217       $    1,883,735
                                            =============        =============


NOTE G - LEASE AGREEMENTS

      The Company has entered into operating leases for office space in Maryland, Florida and the United Kingdom. The lease terms range from 5 to 6 years and expire at various dates through March 2003. Total rent expense charged to operations for the years ended December 31, 1997 and 1996 was $45,623 and $40,048, respectively. Rent for the nine months ended September 30, 1998 and 1997 (unaudited) was $134,628 and $34,786, respectively.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE G - LEASE AGREEMENTS - Continued

      The following is a schedule by year of base rentals due on operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1997 and September 30, 1998:

                                                              (Unaudited)
           Year              December 31, 1997             September 30, 1998
       -----------           -----------------         -----------------------

         1998                  $   165,988                     $    184,260
         1999                      169,382                          368,835
         2000                      172,405                          349,588
         2001                      175,779                          280,425
         2002                      144,574                          157,095


NOTE H - NOTES PAYABLE

      Notes payable consisted of the following at December 31, 1997 and September 30, 1998:

                                                                    (Unaudited)
                                                      December 31, September 30,
                                                          1997         1998
                                                          ----         ----

      Former shareholders of PTT                     $        -    $  262,400
      Various unaffiliated individuals                  366,155        96,439
      Strongput International, LLC                      180,484       276,983
      Various affiliated individuals                    257,113       297,679
      CNI                                                     -       592,016
      Preferred Investments                                   -       131,202
                                                     ----------    ----------
                                                     $  803,752    $1,656,719
                                                      =========    ==========

      The Company is obligation under several notes payable due to former shareholders of the Company's PTT subsidiary. One of these formers shareholders, Applied Knowledge Limited, is currently controlled by shareholders of Carnegie. The total amount outstanding on these notes at the end of the year was (pound)131,000 OR $209,600 at the September 30, 1998 exchange rate. These are non-interest bearing notes and are payable on demand.

      The Company is obligated under notes payable to several other individuals on behalf of PTT. The total value of these notes at September 30, 1998 was (pound)33,000 or $52,800 at the September 30, 1998 exchange rate. These are non-interest bearing notes and are payable on demand.

      The Company has notes payable to several individuals that have outstanding balances aggregating $366,155 at December 31, 1997 and $96,439 at September 30, 1998 (unaudited). The notes are due on demand and accrue interest at rates that vary from 10% to 20%

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE H - NOTES PAYABLE - Continued

     The Company is obligated on a note due Strongput International LLC, a management company partially owned by a shareholder. The note has an unpaid principal balance of $180,484 at December 31, 1997 and $276,983 at September 30, 1998 (unaudited). The note is due on demand and accrues interest at 12% per annum.

     The Company has other notes payable to several affiliated individuals and entities with aggregate outstanding balances of $257,113 at December 31, 1997 and $297,679 at September 30, 1998 (unaudited). These notes are due on demand and accrue interest at rates that vary from 10% to 12%.

     The Company is obligated on notes due CNI, a management company partially owned by a shareholder. The notes have an unpaid principal balance of $590,016 at September 30, 1998 (unaudited). The note is due on demand and accrues interest at 12% per annum.

     The Company is obligated on a note due Preferred Investments, an affiliate. The note has an unpaid principal balance of $131,202 at September 30, 1998 (unaudited). The note is due on demand and accrues interest at 12% per annum.

NOTE I - LONG-TERM DEBT

      Long-term debt consisted of the following at December 31, 1997 and September 30, 1998:

                                                                    (Unaudited)
                                                      December 31, September 30,
                                                          1997         1998
                                                          ----         ----

      Convertible note                               $  250,000     $       -
      Envoy Medical Corporation                         109,786
      Treasury stock purchase                           151,000       126,000
      First Mariner Bank                                398,665             -
      Security Financial and Investment Corporation      49,391             -
      Union Planter's Bank                                    -       172,667
                                                     ----------     ---------
                                                        958,842       298,667
      Less current maturities                           789,230        36,996
                                                     ----------     ---------

                                                     $  169,612     $ 261,671
                                                      =========      ========

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE I - LONG-TERM DEBT - Continued

      On November 19, 1997, the Company issued a convertible note payable for cash in the amount of $250,000. The note bears interest at 10% and matures on November 18, 1998. Interest is payable in semi-annual installments beginning July 1, 1998. The note is convertible into shares of common stock of the Company. The number of shares of common stock issuable upon conversion of the note equals the lesser of (a) the closing price of the shares of common stock on November 19, 1997 or (b) the amount of the outstanding principal at the time a conversion notice is given, divided by the conversion price, which is defined as seventy percent of the average closing bid prices of the Company's common stock as reported by the NASD over-the-counter bulletin board for the five consecutive trading days immediately preceding the date of conversion. In May, 1998, the note was converted into 1,206,250 shares of common stock at $.20 per share.

      The Company is obligated on a note payable to Envoy Medical Corporation with an outstanding principal balance at December 31, 1997 of $109,786. This note bears interest at prime plus 3% and is due in June 1998. Monthly payments on the note are the greater of $7,000 or twenty percent of revenue earned from a certain customer. Payment on the note was overdue as of December 31, 1997 and therefore the entire balance is due on demand. The loan was paid in full as of September 30, 1998.

      The Company is obligated on a note to the former shareholders of ECAC in connection with the original acquisition. The unpaid balance of the note is $151,000 and $126,000 at December 31, 1997 and September 30, 1998,
      respectively.

      On June 11, 1997, the Company entered into a loan agreement with First Mariner Bank. The loan has a balance of $398,665 at December 31, 1997. The loan requires monthly interest payments at 7.26%. The loan was paid in full on June 5, 1998. The loan was collateralized by a $400,000 certificate of deposit.

      The Company has a note payable to Security Financial and Investment Corporation. The outstanding principal balance at December 31, 1997 was $49,391, which bears interest at 12% per annum. The loan was paid in full as of September 30, 1998.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE I - LONG-TERM DEBT - Continued

      In connection with the acquisition of Victoria Station restaurant, the Company was obligated on a $185,000 note to a former shareholder of Victoria Station, which was refinanced in 1998 with Union Planter's Bank. The bank note bears interest at prime + 2% (10.5% as of September 30, 1998) and is payable in equal installments of $3,083 per month starting in May, 1998, with the balance due in full on January 15, 2001. A balance of $172,667 was outstanding at September 30, 1998 (unaudited).

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE I - LONG-TERM DEBT - Continued

      Scheduled annual maturities of long-term debt are as follows:

                                                              (Unaudited)
          Year               December 31, 1997            September 30, 1998
      -----------          -----------------------       ---------------------

          1998                        $  789,230                 $ 36,996
          1999                            35,457                   39,996
          2000                            10,469                   39,996
          2001                            11,796                   39,996
          2002                            13,293                   15,683
          Thereafter                      98,597                  126,000


      The aggregate carrying value of the long-term debt at December 31, 1997 and June 30, 1998 approximates market value.


NOTE J - NOTES PAYABLE TO STOCKHOLDER AND AFFILIATES

      Note payable to stockholder and affiliate are as follows:

                                                                   (Unaudited)
                                                  December 31,     September 30,
                                                      1997              1998
                                                      ----              ----

      Note payable to stockholder                $      185,000      $         -
      Note payable to Barry and Susan Hunt                    -          733,298
                                                  --------------      ----------
                                                        185,000          733,298
      Less current maturities                           185,000          200,000
                                                 --------------      -----------

                                                 $            -      $   533,298
                                                 ==============      ===========

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE J - NOTES PAYABLE TO STOCKHOLDER AND AFFILIATES - Continued

      At December 31, 1997 the Company was obligated on a 10% note payable to a stockholder in the amount of $185,000, issued in connection with the acquisition of Victoria. This note was paid in January 1998.

      In connection with the acquisition of ACC Telecom in February, 1998, the Company signed a $1,000,000 million non-interest bearing note, payable in quarterly payments over five years. At the time of the acquisition, the note was valued at $814,962, based on a discount at the average incremental borrowing rate of Carnegie International (8.37%) for the period of the note. As of September 30, 1998, the outstanding balance on the note is $733,298 (unaudited).

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE J - NOTES PAYABLE TO STOCKHOLDER AND AFFILIATES - Continued

      Scheduled annual maturities of these obligations are as follows:

                                                                (Unaudited)
               Year              December 31, 1997          September 30, 1998
          --------------         -----------------          ------------------

          1998                       $185,000                     $  200,000
          1999                              -                        200,000
          2000                              -                        200,000
          2001                              -                        133,298


NOTE K - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

                                                                 (Unaudited)
                                    December 31, 1998        September 30, 1998
                                    -----------------        ------------------

      Accounts payable                   $1,090,660               $907,260
      Other accrued liabilities             161,308                 79,090
      Accrued interest                       22,096                 39,267
                                      -------------           ------------

                                         $1,274,064             $1,025,617
                                      =============           ============

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE L - CAPITAL STOCK

      Convertible Preferred Stock

      In 1998, the Company issued 200,000 shares of non-cumulative preferred stock in conjunction with the acquisition of ACC Telecom. This stock was valued at $1.50 per share at the time of issuance. The preferred stock is convertible after a two year holding period into the greater of $2,000,000 worth or 2,000,000 shares of the Company's common stock. The preferred stock is not entitled to share in dividends; however, if a dividend is declared on the common stock, or the market price of the Company's common stock exceeds $2.00 per share, the preferred stock may be converted prior to the end of the two year holding period. In the event of conversion the common stock is subject to restrictions under Section 144 of the Securities Act of 1934.

      Common Stock

      During 1997, the Company entered into various transactions that included issuance of its common stock. The number of shares issued in each transaction was determined through negotiations among the parties. The per share value of stock exchanged varied among transactions that were similar in nature, based on the time the terms were agreed upon by the parties. Exclusive of the shares exchanged in the purchase of PTT and Talidan, per share values ranged from $0.20 to $0.80, during 1997. The shares exchanged in the acquisitions of PTT and Talidan were subject to restriction and blockage discounts resulting in a value of $0.11.

      Of the 44,212,708 common shares issued as of September 30, 1998 (unaudited), 33,003,803 shares are restricted pursuant to the Securities Act of 1933 as amended, and 5,831,683 shares were issued pursuant to Rule 504 of the Securities Act of 1933 and exempt from registration.

      Treasury Stock

      During 1997, the Company acquired 1,700,000 shares of common stock for $800,000 ($.47 per share) in cash and 1,078,019 shares of its common stock in settlement of notes receivable for $481,000 ($.45 per share) from affiliates.

      All treasury shares have been reserved to cover the options issued in connection with the acquisition of Talidan.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE L - CAPITAL STOCK - Continued

      Stock Options

      The Company has entered into an option agreement with Tiller in conjunction with the purchase of Talidan and PTT. This option, which expires in 2001, provides that Tiller may purchase additional shares of the Company's common stock at a price of one tenth of a cent ($.001) per share. The number of shares that may be purchased will be determined by dividing $2.5 million by the average market price of the common stock of the Company as traded in the thirty days prior to exercise of the option.

      The Company has also issued an option to Tiller to purchase shares in exchange for the right of first refusal (The Preemptive Agreement) for any telecommunication company that Tiller owns and offers for sale. This option, which expires in 2000, provides that Tiller may purchase additional shares of Company's common stock at a price of one tenth of a cent ($.001) per share. The number of shares that may be purchased will be determined by dividing $2.5 million by the average market price of the common stock of the Company as traded in the thirty days prior to exercise of the option.

      The foregoing stock options have a Put Option associated with them. To the extent that the options are not fully exercised on the third anniversary of the issue date, the holder may, for a period of thirty days following such anniversary, exercise the remainder of the option, in whole or in part. The Company may be required by the holder to purchase the resultant number of shares as determined in the agreement. The Company has recorded its liability under the Put Option of $3,756,574 which represents the discounted value of the stock options utilizing a 10% discount rate at December 31, 1997 and $3,944,403 at September 30, 1998.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE L - CAPITAL STOCK - Continued

      Stock Options Granted to Officers

      As part of the Company's employment agreement with its Chief Executive Officer, options for a total of 400,000 shares were issued on May 15, 1997. These options have an exercise price equal to the fair market value at the date of grant. These options vest as follows: 150,000 on May 15, 1997, 150,000 on December 31, 1997, and 100,000 on September 1, 1998.
      Additional options for 500,000 shares covered have an exercise price of $0.10 per share and vest upon the Company successfully completing an offering of 5 million shares of Company stock or $5,000,000, whichever is lower, or achieving a $1,000,000 net profit at the end of a fiscal year. As of December 31, 1997 and September 30, 1998 (unaudited) none of the options had been exercised.

      On April 8, 1998 the Chief Operating Officer of the Company was granted options to purchase 1,000,000 shares of common stock of the corporation at an exercise price of $.45 per share. These options will vest when the company achieves an operating pretax income of at least $1,000,000 for each of two consecutive quarters. These options expire on December 31, 1999. Additional options for 500,000 shares covered have an exercise price of $0.10 per share and vest upon the Company successfully completing an offering of 5 million shares of Company stock or $5,000,000, whichever is lower, or achieving a $1,000,000 net profit at the end of a fiscal year. As of December 31, 1997 and September 30, 1998 (unaudited) none of the options had been exercised.

      On April 8, 1998 the Secretary of the Company was granted options to purchase 250,000 shares of Common stock of the corporation at an exercise price of $0.45 per share. In addition, in the event the Company completes a public offering of at least 5 million shares of common stock or realized at least $5,000,000 through such an offering the Secretary will have the option to purchase an additional 100,000 of common stock for $0.10 per share. As of December 31, 1997 and September 30, 1998 (unaudited) none of the options had been exercised.

      The vesting of outstanding options is accelerated upon the sale of the Company or more than 50% of its outstanding shares to one person or entity.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE L - CAPITAL STOCK - Continued

      The following table summarizes option activity during 1997:

                                                                     Weighted
                                                                      average
                                                                     exercise
                                                 Shares                price
                                                 ------                -----
Options outstanding at beginning of year                -          $         -
Options exercised                                       -                    -
Options granted                                11,108,334                 0.03
Options forfeited/expired                               -                    -
                                             ------------          ------------

Options outstanding at end of year             11,108,334          $      0.03
                                                                    ===========

Option price range at end of year            $0.001 to $0.23

Option price range for exercised shares      $          -

Options available for grant at end of year   $          -

Weighted-average fair value of options,
  granted during the year                    $       0.12

      The following table summarizes options outstanding at December 31, 1997:

                                                               Weighted average
              Number                        Weighted average       remaining
            outstanding   Exercise prices    exercise prices   contractual life
            -----------   ---------------    ---------------   ----------------

            11,108,334    $0.001 to $0.23         $0.03              3.31

      The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model, with the following weighted-average assumptions used for grants in 1997: risk free interest rates that range from 5.90% to 6.48%; expected volatility rate of 200%, and expected lives of 2 to 4 years.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE L - CAPITAL STOCK - Continued

      The following table presents the pro forma 1997 earnings if the fair values of options granted had been recognized as compensation expense on a straight-line basis over the vesting period of the grant:

                  Pro forma
                      Net earnings                   $     1,507,368
                      Earnings per share
                           Basic                     $          0.07
                           Diluted                   $          0.06

      During 1997 and 1996, 2,290,145 and 7,224,786 shares of the Company's common stock were issued as compensation for various consultants, attorneys, and others at $.20 and $.09 per share or $448,177 and $665,661, respectively.


NOTE M - INCOME TAXES

      Earnings before income taxes from continuing operations is comprised as follows at December 31, 1997:

                                                              (Unaudited)
                             Year ended                   Nine months ended
                             December 31,                    September 30,
                 -----------------------------       ---------------------------
                       1997            1996             1998             1997
                  ------------     -----------       ---------        ----------

      Domestic      $1,665,465       $(709,347)      $3,297,712       $2,681,585
      Foreign           65,567               -         (232,689)               -
                  ------------     -----------       ----------       ----------

                    $1,731,032       $(709,347)      $3,530,401       $2,681,585
                  ============     ===========       ==========      ===========

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE M - INCOME TAXES - continued

      The Company's provision for income taxes is comprised as follows:

                                                        (Unaudited)
                          Year ended                Nine months ended
                         December 31,                   September 30,
                  -------------------------   ---------------------------------
                     1997          1996           1998                1997
                  ---------     -----------   ------------        ------------

      Domestic    $  50,867     $         -   $  1,022,581        $    394,075
      Foreign             -               -              -                   -
                  ---------     -----------   ------------        ------------

                  $  50,687     $         -   $  1,022,581        $    394,075
                  =========      ==========   ============        ============

      The Company's provision for income taxes differs from the anticipated United States statutory rate. Differences between the statutory rate and the Company's provision are as follows at December 31, 1997:

                                                    December              June

      Taxes at statutory rate                            34%                34%
      Benefit of net operating loss carryforward        (28)               (13)
      Foreign tax rate differential                      (3)                 2
      Other                                               -                  6
                                                     ------              -----

                                                          3%                29%

      Deferred tax liabilities have not been recognized for basis differences related to investments in the Company's United Kingdom subsidiaries. These differences, which consist primarily of unremitted earnings intended to be indefinitely reinvested, aggregated approximately $125,000 at December 31, 1997 and $1,111,000 at September 30, 1998. The Company has not determined the amount of unrecognized deferred tax liabilities. Income taxes at September 30, 1998 include $364,531 (unaudited) attributable to foreign operations. This provision is attributable to management's intent to transfer a portion of the funds earned through foreign operations to the United States.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE M - INCOME TAXES - Continued

      Talidan is chartered in the British Virgin Islands, and is not subject to tax in this jurisdiction. Additionally, the point of service is located in countries in Africa that do not impose income taxes.

      Deferred taxes are comprised as follows at December 31, 1997 and September 30, 1998

                                                                     (Unaudited)
                                                         1997           1998
                                                         ----           ----

           Noncurrent tax asset
                Domestic net operating loss
                    Carryforwards                   $  639,378    $    512,935
                Basis difference in fixed assets       (43,641)        (43,641)
                                                    ----------    ------------

                Noncurrent deferred tax asset          595,737         469,294

           Valuation allowance                         (595,73)       (469,294)
                                                    ----------    ------------

                Net deferred tax asset              $        -    $          -
                                                     =========     ===========

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE N - EARNINGS PER SHARE

      The following table reconciles the numerators and denominators of the basic and diluted earnings per share (EPS) computations.

                                                                     Years ended December 31,
                                                                     ------------------------
                                                            1997                            1996
                                                            ----                            ----
                                             Income from
                                             continuing       Discontinued
                                             operations         operations       Net Income     Net income
                                             ----------         ----------       ----------     ----------

      Basic EPS
        Income (loss) available to
            common stockholder             $   1,680,165      $   (100,330)   $    1,579,835   $   (709,347)
                                            ============       ===========     =============    ===========

        Weighted average number of
            common shares outstanding         22,164,134        22,164,134        22,164,134      9,207,264

                     Basic EPS             $        0.08      $      (0.01)   $         0.07   $      (0.08)
                                            ============       ===========     =============    ===========

      Diluted EPS
        Income (loss) available to
          common stockholder               $   1,680,165      $   (100,330)   $    1,579,835   $   (709,347)
        Income impact of assumed
            conversions                                -                 -                 -              -
                                            ------------        ----------     -------------    -----------

      Income (loss) available to
         common stockholders on a
         diluted basis                     $   1,680,165       $  (100,330)   $    1,579,835   $   (709,347)
                                            ============        ==========     =============    ===========

      Weighted average number of
            common shares outstanding         22,164,134        22,164,134        22,164,134      9,207,264
           Effect of dilutive securities -
             stock options                     2,254,680         2,254,680         2,254,680              -
                                            ------------        ----------     -------------    -----------

      Adjusted weighted average
             number of common shares
             outstanding                      23,076,623        22,164,134        23,076,623      9,207,264
                                            ============        ==========     =============    ===========

                    Diluted EPS            $        0.07       $     (0.01)   $         0.07   $      (0.08)
                                            ============        ==========     =============    ===========


                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE N - EARNINGS PER SHARE - Continued

      During 1997, options to purchase 7,159,720 shares at prices ranging from $0.10 to $0.48 per share were outstanding, which were not included in the computation of diluted EPS from discontinued operations since inclusion of such shares would be antidilutive.


NOTE O - COMMITMENTS AND CONTINGENCIES

      Financial Services Agreement

      ECAC had a financial services agreement with Old Kent Bank for the processing of credit card transactions which expired on December 31, 1994; however, the parties continued to operate under the terms provided by the expired agreement until October 1, 1996. On October 1, 1996, ECAC entered into a settlement agreement under which ECAC's debt to Old Kent Bank was liquidated and Old Kent Bank paid ECAC $325,000 as a final settlement. Of the total debt forgiven, $513,529 related to amounts due in 1997 under these contracts, which was recognized as revenue in 1997.

      On April 16, 1997, ECAC entered into an assignment agreement with First USA Merchant Services, Inc. (First USA), under which ECAC agreed to assign, sell, transfer and convey to First USA, and First USA agreed to purchase from ECAC, all the Company's rights with respect to payments and fees related to certain merchant accounts under a prior Independent Sales Organization Marketing Agreement dated August 16, 1996. The consideration paid by First USA was $3,700,000. The revenue recognized in this transaction has been included in operating income for 1997. The company continues to market credit card processing services and the building of processing portfolios that may be packaged and sold in the future.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE O - COMMITMENTS AND CONTINGENCIES - Continued

      Litigation

      As of December 31, 1997 and September 30,1998 the Company and its subsidiaries were involved in two lawsuits involving the 1996 acquisitions and stock transactions related to those acquisitions. In the opinion of management and its counsel, these matters should be resolved favorably and will not materially affect the financial position, results of operations or liquidity of the Company.

      Both of these suits were settled subsequent to September 30, 1998 for a total of $17,952 of cash and the issuance of 353,000 shares of common stock which are restricted under the Securities Act of 1933 (unaudited).

      Employment Agreements

      The Company has entered into an employment agreement with a key employee. The agreement is for a two-year period commencing on May 15, 1997 and will be extended on the same terms unless sooner terminated. In the event the Company terminates without cause the employment of this employee, the employee shall receive an amount equal to one year's salary in addition to the balance of the salary due under the terms of the agreement. The agreements contain a provision which cause all options granted through this agreement to immediately vest if certain defined changes to the Company's ownership occur.

      The minimum amounts due under the agreement during the succeeding two-year
      period,   exclusive  of  contingent  incentive   compensation  and  salary
      adjustments, are as follows:

                                    Year                            Amount
                                    ----                      ---------------
                                    1999                      $       125,000
                                    2000                               46,900

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE P - YEAR 2000 COMPUTER SYSTEMS COMPLIANCE AND CONTINGENCY

      The Year 2000 ("Y2K") issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations.

      The Company does business with customers that rely on computers and computer based telephone equipment. The Company does not have any basis to draw a conclusion regarding the level of compliance achieved by these businesses. In the event that either suppliers of services or customers experience significant problems as a result of the Y2K problem, it will most likely have a significant effect on the Company's sales and ability to purchase necessary services. The Company cannot quantify what the potential loss of revenue and disruption to supply will be.


NOTE Q - RELATED PARTY TRANSACTIONS

      The Company was involved in various transactions with related parties. Legal fees of approximately $187,000 and $3,000 were paid to a firm of which a stockholder is the managing partner for the years ended December 31, 1997 and 1996, respectively.

      The Company acquired 1,078,019 shares of its common stock in settlement of notes receivable from stockholders. ECAC realized $152,500 of additional paid-in-capital from the forgiveness of a note payable to a stockholder in 1997.

      The Company in 1998 sold the rights to certain telephone lines and intangibles to a company affiliated with one of its Directors (see Note
      C). The Company holds a note receivable related to this sale in the amount of $2,340,000 (unaudited).

      The Company made advances to and has receivables from officers and employees that amount to $301,201 as of December 31, 1997 and $192,695 at September 30, 1998 (unaudited). The advances are non-interest bearing and do not have a specified repayment date. Therefore, these obligations have been shown as non-current assets.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE Q - RELATED PARTY TRANSACTIONS - Continued

      As of December 31, 1997, the Company is obligated on a note payable outstanding to a stockholder in the amount of $185,000, issued in connection with the acquisition of Victoria. In January 1998, the note was paid with the proceeds of the Union Planter's bank loan which has a balance of $172,667 at September 30, 1998 (unaudited).

      The Company is obligated on a note to Strongput International LLC, a management company partially owned by a shareholder. The note has an unpaid principal balance of $180,484 at December 31, 1997 and $276,679 at September 30, 1998 (unaudited). The note is due on demand and accrues interest at 12% per annum.

      The Company has other notes payable to several affiliated individuals and entities with aggregate outstanding balances of $257,113 at December 31, 1997 and $297,679 at September 30, 1998 (unaudited). These notes are due on demand and accrue interest at rates that vary from 10% to 12%.

      On January 30, 1998, the Company entered into an agreement to sell the outstanding shares of ECAC. At September 30, 1998, the Company has a receivable from ECAC of $1,475,012 (unaudited).


NOTE R - FINANCIAL INFORMATION FOR BUSINESS SEGMENTS

      In   1997,   the   Company   operated   in   three   industry    segments:
      telecommunications, financial services and restaurant. In 1996, the Company operated in only the financial services industry.

      Operating profit (loss) is income from operations before general corporate expense. General corporate expense consists primarily of management services incurred by Carnegie as the holding company for its wholly owned subsidiaries.

      Identifiable assets by industry segment are those assets that are used in the Company's operations in each industry segment. Corporate assets are principally cash and cash equivalents, capitalized acquisition costs, notes receivable and certain fixed assets in Carnegie's office.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE R - FINANCIAL INFORMATION FOR BUSINESS SEGMENTS - Continued

      A summary of the Company's operations by industry segment follows:

                                                                     1997
                                                                     ----
                              Financial             Tele-
                              Services         communications       Restaurant       Corporate     Consolidated
                              --------         --------------       ----------       ---------     ------------

Operating revenues           $    5,056,223     $    1,216,912     $     672,657   $            -   $     6,945,810
                              =============      =============      ============    =============    ==============

Operating profit (loss)      $    3,150,423     $       63,207     $       8,402   $   (1,448,417)  $     1,763,615
Other income (expense)              (16,434)             2,360            (3,092)         (15,417)          (32,583)
                             --------------     --------------     -------------   --------------   ---------------

Income (loss) before
  income taxes               $    3,123,989     $       65,567     $       5,310   $   (1,463,835)  $     1,731,032
                              =============      =============      ============    =============    ==============

Identifiable assets          $      420,786     $    6,981,506     $     486,099   $      948,942   $     8,837,333
                              =============      =============      ============    =============    ==============

Depreciation of property,
  plant and equipment        $       31,929     $        6,400     $      12,377   $        6,939   $        57,645
                              =============      =============      ============    =============    ==============

Amortization of goodwill     $         -        $      102,847     $       4,250   $       10,522   $       117,619
                              =============      =============      ============    =============    ==============

Capital expenditures         $       11,012     $      100,000     $      18,032   $       40,964   $       170,008
                              =============      =============      ============    =============    ==============

                                                                                  1996
                                                                                  ----
                                                            Financial
                                                            Services            Corporate           Consolidated
                                                            --------            ---------           ------------

Operating revenues                                      $       3,256,291    $           -       $     3,256,291
                                                         ================     ==============      ==============

Operating profit (loss)                                 $         682,011    $    (1,172,439)    $      (490,428)
Other income (expense)                                              7,144           (226,063)           (218,919)
                                                          ---------------     --------------      --------------

Income (loss) before income taxes                       $         689,155    $    (1,398,502)    $      (709,347)
                                                         ================     ==============      ==============

Identifiable assets                                     $          44,604    $        53,781     $       498,385
                                                         ================     ==============      ==============

Depreciation of property, plan and  equipment           $          20,066    $         1,018     $        21,084
                                                         ================     ==============      ==============

Amortization of goodwill                                $               -    $             -     $             -
                                                         ================     ==============      ==============

Capital expenditures                                    $          14,473    $         5,086     $        19,559
                                                         ================     ==============      ==============



                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE R - FINANCIAL INFORMATION FOR BUSINESS SEGMENTS - Continued

      In 1997, the Company operated in three geographic regions. In 1996, all of the Company's operations were domestic.

      A summary of the Company's operations by geographic region follows:

                                                                           1997
                                                                           ----
                                              South             United
                                             America            Kingdom            Domestic        Consolidated
                                             -------            -------            --------        ------------

Operating revenues                      $     1,202,512     $        14,400     $    5,728,898   $     6,945,810
                                         ==============      ==============      =============    ==============

Operating profit (loss)                 $       138,525     $       (75,318)    $    1,700,408   $     1,763,615
Other income (expense)                            2,360                 -              (34,943)          (32,583)
                                        ---------------     ---------------     --------------   ---------------

Income (loss) before
  income taxes                          $       140,885     $       (75,318)    $    1,665,465   $     1,731,032
                                         ==============      ==============      =============    ==============

Depreciation of property,
  plan and equipment                    $           -       $         6,400     $       51,245   $        57,645
                                         ==============      ==============      =============    ==============

Amortization of goodwill                $        74,525     $        28,322     $       14,772   $       117,619
                                         ==============      ==============      =============    ==============

Capital expenditures                    $           -       $       100,000     $       70,008   $       170,008
                                         ==============      ==============      =============    ==============


NOTE S - SUBSEQUENT EVENTS

      In March of 1998, the Company entered into a lease for a new corporate headquarters in Hunt Valley, Maryland. The lease expires in 2003, requires monthly payments of $11,007 and has stipulated rent increases of 3.5% per year. The lease has an automatic renewal term of 5 years, unless the landlord or Company gives other written notice.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE T - NOTES TO UNAUDITED  SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997  CONSOLI-
             DATED FINANCIAL STATEMENTS

      Basis of Presentation

      The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X.

      In the opinion of management, the unaudited interim financial statements contained in this report reflect all adjustments, consisting of only normal recurring accruals, which are necessary for a fair presentation of the financial position, and the results of operations for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

      The financial statements, footnote disclosures and other information should be read in conjunction with the financial statements and the notes thereto for the years ended December 31, 1997 and 1996 included elsewhere herein.

      Acquisition

      On February 1, 1998, the Company acquired all of the outstanding stock of ACC Telecom for consideration of $1,314,962 consisting of a $1,000,000 million note payable in quarterly payments over five years, plus 200,000 shares of the Company's Series A preferred stock which are convertible into the greater of $2,000,000 worth or 2,000,000 shares of the Company's common stock after a two year waiting period (see Note B). The preferred shares have been valued using the assumed conversion to 2,000,000 common shares valued at $300,000 ($1.50 per share).

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE T - NOTES TO UNAUDITED SEPTEMBER 30, 1998  AND  SEPTEMBR 30, 1997  CONSOLI-
            DATED FINANCIAL STATEMENTS - Continued

      Acquisition - continued

      The above transaction has been recorded using the purchase method of accounting and, accordingly, the results of operation of ACC Telecom from February 1, 1998 are included in the accompanying consolidated financial statements. The fair value of assets acquired and liabilities assumed are summarized as follows:

         Current assets                                   $     462,877
         Property, plant and equipment                          178,692
         Other assets                                             4,360
         Goodwill                                             1,005,491
         Liabilities                                           (336,458)
                                                          -------------

         Purchase price                                   $   1,314,962
                                                           ============

      Disposition

      On January 31, 1998, the Company entered into an agreement to sell the outstanding shares of ECAC, its credit card processing subsidiary. Consideration for the sale was $100,000 that was paid at closing. The Company realized a gain on sale of the stock of approximately $1.7 million.

      The accounts receivable from ECAC of $1,475,012 at September 30, 1998 (unaudited), were originally due on or before December 31, 1998. Management has agreed to extend the payment of this amount through December 31, 1999. Certain members of management of ECAC have placed in an escrow account under the control of the Company's management 585,000 shares of the Company's common stock. Management has the right under this agreement to direct the sale of this stock and have the proceeds remitted directly to the Company. As a result of the modifications made to the obligation's due date the receivable has been classified as a non-current asset.

      On January 6, 1998, the Company entered into an agreement to sell the outstanding shares of ECAC Europe. The Company realized a gain on the sale of stock of approximately $250,000.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE T - NOTES TO UNAUDITED SEPTEMBER 30, 1998 AND  SEPTEMBER 30, 1997  CONSOLI-
            DATED FINANCIAL STATEMENTS - Continued

      Earnings Per Share

      The following table reconciles the numerators and denominators of the basic and diluted earnings per share (EPS) computations.

                                                                             Nine months ended September 30
                                                                             ------------------------------
                                                                 1998                          1997
                                                                 ----                          ----
                                                                              Income from
                                                                               continued     Discontinued
                                                              Net Income      operations     operations    Net income
                                                              ----------      ----------     ------------  ----------

      Basic EPS
      Income (loss) available to common
         stockholder                                         $  2,507,820   $  2,500,597    $  (100,330)  $  2,400,267
                                                              ===========    ===========     ==========    ===========

      Weighted average number of common shares
         outstanding                                           42,157,333     17,414,291     17,414,291     17,414,291

              Basic EPS                                      $       0.06   $       0.15    $     (0.01)  $       0.14
                                                              ===========    ===========     ==========    ===========

Diluted EPS
      Income available to common stockholder                 $  2,507,820   $  2,500,597    $  (100,330)  $  2,400,267
      Income impact of assumed conversions                            -              -               -              -
                                                             ------------   ------------    -----------   ------------

      Income available to common stockholders
         on a diluted basis                                  $  2,507,820   $  2,500,597    $  (100,330)  $  2,400,267
                                                              ===========    ===========     ==========    ===========

      Weighted average number of common shares
         outstanding                                           42,157,333     17,414,291     17,414,291     17,414,291
      Effect of dilutive securities - stock options               566,666        297,116             -         297,116
      Preferred stock                                           3,732,549            -               -              -
                                                             ------------   ------------    -----------   ------------

      Adjusted weighted average number of
         common shares outstanding                             45,889,882     17,711,291     17,414,291     17,711,291
                                                             ============   ============    ===========   ============

              Diluted EPS                                    $       0.06   $       0.15    $     (0.01)  $       0.14
                                                              ===========    ===========     ==========    ===========

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE T - NOTES TO  UNAUDITED  SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997 CONSOLI-
             DATED FINANCIAL STATEMENTS - Continued

      Financial Information for Business Segments

      In the first nine months of 1998, the Company operated in three industry segments: telecommunications, financial services, and restaurant. In the first nine months of 1997, the Company operated only the financial services industry.

      Operating Profit (Loss) is income from operations before general corporate expense. General corporate expense consists primarily of management services incurred by Carnegie as the holding company for its wholly owned subsidiaries.

      Identifiable assets by industry segment are those assets that are used in the Company's operations in each industry segment. Corporate assets are principally cash and cash equivalents, capitalized acquisition costs, notes receivable and certain fixed assets in Carnegie's office.

      A summary of the Company's operations by industry segment follows:

                                                           Nine months ended September 30, 1998
                                                           ------------------------------------
                                             Tele-
                                        communications         Restaurant           Corporate      Consolidated
                                        --------------         ----------           ---------      ------------

      Operating revenues               $       5,795,440    $     1,535,111     $       10,878   $     7,341,429
                                        ================     ==============      =============    ==============

      Operating profit (loss)          $         477,419    $       (24,615)    $     (865,013)  $      (412,209)
      Other income (expense)                   2,348,902             (3,587)         1,597,295         3,942,610
                                       -----------------    ---------------     --------------   ---------------

      Income before income taxes       $       2,826,321    $       (28,202)    $      732,282   $     3,530,401
                                        ================     ==============      =============    ==============

      Identifiable assets              $       9,013,375    $       729,427     $    5,546,937   $    15,221,272
                                        ================     ==============      =============    ==============

      Depreciation of property,
      plant and equipment              $         142,939    $        30,000     $       90,810   $       263,749
                                        ================     ==============      =============    ==============

      Amortization of intangibles      $         316,019    $        40,130     $       33,072   $       389,221
                                        ================     ==============      =============    ==============

      Capital expenditures             $         598,855    $             -     $      974,566   $     1,573,421
                                        ================     ==============      =============    ==============

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------




NOTE T - NOTES TO  UNAUDITED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997  CONSOLI-
              DATED FINANCIAL STATEMENTS - Continued

      Financial Information for Business Segments - continued

      The results of the operations of the credit card segment of the Company's business have been included in the corporate segment on a net basis.

                                                          Nine months ended September 30, 1997
                                                          ------------------------------------

                                  Financial          Tele-
                                  Services      communications       Restaurant         Corporate    Consolidated
                                  --------      --------------       ----------         ---------    ------------

Operating revenues              $ 5,002,675       $       -          $   239,625   $        -         $5,242,300
                                 ==========        ==========         ==========    ============       =========

Operating profit (loss)         $ 3,375,450       $       -          $    10,123   $    (659,457)     $2,729,644
Other income (expense)              (44,531)              -                  -             -             (44,531)
                                ----------        -----------        -----------   -------------      -----------

Income (loss) before
  income taxes                  $ 3,330,919       $      -           $    10,123   $    (659,457)     $2,685,113
                                 ==========        ==========         ==========    ============       =========

Identifiable assets             $   272,640       $   626,720        $   228,406   $   2,760,989      $3,888,755
                                 ==========        ==========         ==========    ============       =========

Depreciation of property,
  plant and equipment           $    23,947       $       -          $     4,126   $      63,369      $   91,402
                                 ==========        ==========         ==========    ============       =========

Amortization of intangibles     $       -         $       -          $     1,417   $         -        $    1,417
                                 ==========        ==========         ==========    ============       =========

Capital expenditures            $       -         $       -          $       -     $     32,888       $   32,888
                                 ==========        ==========         ==========    ============       =========




                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE T - NOTES TO UNAUDITED SEPTEMBER 30, 1998  AND  SEPTEMBER 30, 1997 CONSOLI-
              DATED FINANCIAL STATEMENTS - Continued

     Financial Information for Business Segments - continued

     A summary of the Company's operations by geographic region follows:

                                                           Nine months ended September 30, 1998
                                                           ------------------------------------
                                             South              United
                                            America             Kingdom            Domestic        Consolidated
                                            -------             -------            --------        ------------

Operating revenues                     $       2,620,374    $       155,400     $    4,565,655   $     7,341,429
                                        ================     ==============      =============    ==============

Operating profit (loss)                $          65,598    $     (288,983)     $    (188,824)   $     (412,209)
Other income (expense)                         2,341,896           (11,200)         1,611,914         3,942,610
                                       -----------------    --------------      --------------   ---------------

Income (loss) before
income taxes                           $       2,407,494    $     (300,183)     $   1,423,090     $   3,530,401
                                        ================     ==============      ============      ============

Identifiable assets                    $       4,708,838    $     1,946,610     $   8,565,824     $  15,221,272
                                        ================     ==============      ============      ============

Depreciation of property,
plant and equipment                    $             -      $       110,939     $     152,810     $     263,749
                                        ================     ==============      ============      ============

Amortization of intangibles            $         223,575    $        56,644     $     109,002     $     389,221
                                        ================     ==============      ============      ============

Capital expenditures                   $             -      $       394,400     $   1,179,021     $   1,573,421
                                        ================     ==============      ============      ============




                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                   and September 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------



NOTE T - NOTES TO UNAUDITED SEPTEMBER 30, 1998  AND  SEPTEMBER 30, 1997 CONSOLI-
             DATED FINANCIAL STATEMENTS - Continued

     Financial Information for Business Segments - continued

                                                           Nine months ended September 30, 1997
                                                           ------------------------------------
                                             South              United
                                            America             Kingdom            Domestic        Consolidated
                                            -------             -------            --------        ------------

Operating revenues                     $             -      $           -       $    5,242,300   $     5,242,300
                                        ================     ==============      =============    ==============

Operating profit (loss)                $             -      $           -       $    2,729,644   $     2,729,644
Other expense                                        -                  -              (44,531)          (44,531)
                                       -----------------    ---------------     --------------   --------------

Income before income
  taxes                                $             -      $           -       $    2,685,113   $     2,685,113
                                        ================     ==============      =============    ==============

Identifiable assets                    $         578,720    $        48,000     $    3,262,035   $     3,888,755
                                        ================     ==============      =============    ==============

Depreciation of property,
  plant and equipment                  $             -      $           -       $       91,402   $        91,402
                                        ================     ==============      =============    ==============

Amortization of intangibles            $             -      $           -       $        1,417   $         1,417
                                        ================     ==============      =============    ==============

Capital expenditures                   $             -      $           -       $          -     $
                                        ================     ==============      =============    ==============


NOTE T - NOTES TO UNAUDITED SEPTEMBER 30, 1998  AND  SEPTEMBER 30, 1997 CONSOLI-
             DATED FINANCIAL STATEMENTS - Continued

      Subsequent Acquisitions

      On November 20, 1998, the Company acquired all of the outstanding stock of Voice Quest, Inc. a Florida corporation. Voice Quest, Inc. is involved in the development of voice activated software applications that are compatible with the Company's MAVIS product. The consideration paid consisted of 21,600 shares of Series E Preferred Stock that is convertible to the Company common stock, subject to Rule 144 restrictions. Conversion of the Preferred Series E Stock to common will be based on the greater of common stock with a value of $270,000 or 216,000 shares of common stock if the value per share in the business day immediately preceding expiration of the conversion period is greater than $1.25 per share. Conversion may not take place until November 20, 2000. In addition, the sellers received 230,000 shares of common stock subject to Rule 144 restrictions, at the time of closing. The Company also assumed the liabilities of Voice Quest, Inc. that included amounts due the sellers of $102,084. This amount is payable in quarterly installments of $8,507 over a three-year period beginning on January 1, 1999. The value of this obligation discounted at 10% is $96,700. The Company has recorded this acquisition as a purchase.

      On December 1, 1998, the Company acquired all of the assets, and assumed all of the liabilities of The J-Net Group, Inc. a Delaware corporation trading as Pomnet. the consideration paid was 52,500 shares of Series F preferred stock which will automatically convert into common stock of the Company on December 1, 2000. The Series F preferred stock will convert into the greater $700,000 of common stock or 525,000 shares of stock if the average closing price of the Company's common stock is $1.33 or greater for the five business days preceding conversion. In addition, the Company assumed liabilities, including equipment leases, totaling $453,972. This acquisition will be accounted for as a purchase.

                                   SCHEDULES

                       Carnegie International Corporation
                                and Subsidiaries

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                           December 31, 1997 and 1996

--------------------------------------------------------------------------------



                                                    Charged
                                   Balance         to costs            Charged                          Balance
                                  beginning           and             to other                            end
                                  of period        expenses           accounts         Deductions      of period
                                  ---------        --------           --------         ----------      ---------

For the year ended
December 31, 1997
  Accumulated depreciation      $    54,273       $    57,645        $       -     $       9,876      $    102,042
  Accumulated amortization
    of intangibles                      -             117,619                -               -             117,619
  Valuation allowance on
    deferred tax assets             273,808           321,929                -               -             595,737

For the year ended
  December 31, 1996
    Accumulated depreciation         44,397             9,876                -             -                54,273
    Accumulated amortization
      of intangibles                    -                 -                  -               -                 -
    Valuation allowance on
      deferred tax assets               -             273,808                -               -             273,808



                       Carnegie International Corporation
                                and Subsidiaries

               PRO FORMA UNAUDITED CONDENSED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996

--------------------------------------------------------------------------------



The following pro forma unaudited condensed statements of earnings have been prepared by taking December 31, 1997 and 1996 and September 30, 1997 statements of earnings of Carnegie International Corporation (the Company) and giving effect to the acquisition of all of the outstanding stock of Talidan Limited (Talidan) by the Company as if it occurred as of January 1, 1996. The revenues and results of operations included in the following pro forma unaudited condensed statements of earnings are not considered necessarily to be indicative of anticipated results of operations for periods subsequent to the transaction, nor are they considered necessarily to be indicative of the results of operations for the periods specified had the transaction actually been completed as of January 1, 1996.

These financial statements should be read in conjunction with the notes to the pro forma unaudited condensed statements of earnings, which follow and the financial statements of Talidan and related notes thereto included herewith.

                       Carnegie International Corporation
                                and Subsidiaries

                  PRO FORMA STATEMENTS OF EARNINGS (UNAUDITED)

--------------------------------------------------------------------------------



                                                            Year ended December 31, 1997
                                                            ----------------------------
                                                Historical                    Pro forma
                                                ----------
                                          Company           Talidan          adjustments        Pro forma
                                          -------           -------          -----------        ---------

Revenue
    Operating                         $    3,245,810      $  4,234,867      $        -        $  7,480,677
    Sale of service contracts              3,700,000                 -               -           3,700,000
                                       -------------       -----------       -----------       -----------

       Total revenue                       6,945,810         4,234,867               -          11,180,677

Cost of fees and sales
    Processing fees                          183,117                 -               -             183,117
    Commissions                            1,103,889         2,892,857               -           3,996,746
    Supplies and merchant expenses           268,656                 -               -             268,656
    Equipment related costs                   28,919                 -               -              28,919
    Royalties and commissions                  5,344                 -               -               5,344
                                       -------------       -----------       ------------      -----------

       Total costs of fees
        and sales                          1,589,925          2,892,857              -           4,482,782
                                       -------------       ------------      ------------      -----------

       Gross profit                        5,355,885          1,342,010              -           6,697,895

Operating expenses                        (3,592,270)           (57,377)         (223,576) (a)  (4,154,966)
                                       -------------       ------------                        -----------
                                                                                 (281,743) (b)

       Operating income (loss)             1,763,615          1,284,633          (505,319)       2,542,929

Other income (expenses)
    Interest expense                         (49,417)                 -              -             (49,417)
    Interest income                           16,834              9,378              -              26,212
                                       -------------       ------------      ------------      -----------

       Total other (expense)
       income                               (32,584)              9,378              -             (23,205)
                                       ------------        ------------      ------------      -----------

       Income (loss) from continuing
       operations before provision for
       income taxes                       1,731,032           1,294,011          (505,319)       2,519,724

Provision for income taxes                   50,867                   -              -              50,867
                                       ------------        ------------      ------------      -----------

       Net income (loss) from
       continuing operations              1,680,165           1,294,011          (505,319)       2,468,857

Discontinued operations                    (100,330)                  -              -            (100,330)
                                       ------------        ------------      ------------      -----------

    Net income (loss)                 $   1,579,835       $   1,294,011     $    (505,319)    $  2,368,527
                                       =============       ============      ============      ===========


                       Carnegie International Corporation
                                and Subsidiaries

                  PRO FORMA STATEMENTS OF EARNINGS (UNAUDITED)

--------------------------------------------------------------------------------




Earnings (loss) per share:
    Basic:
       Continuing operations          $   0.08     $    0.08
       Discontinued operations           (0.01)            -
                                       -------      --------
       Net income                     $   0.07     $    0.08
                                       =======      ========

    Diluted:
       Continuing operations          $   0.07     $    0.08
       Discontinued operations               -             -
                                       -------      --------
       Net income                     $   0.07     $    0.08
                                       =======      ========

                       Carnegie International Corporation
                                and Subsidiaries

                  PRO FORMA STATEMENTS OF EARNINGS (UNAUDITED)

--------------------------------------------------------------------------------



                                                                Nine months ended September 30, 1997
                                                                ------------------------------------
                                                         Historical               Pro forma
                                                         ----------
                                                Company            Talidan       adjustments            Pro forma
                                                -------            -------       -----------            ---------

Revenue
     Operating                              $    1,542,300     $  4,234,867      $       -              $ 5,777,167
     Sale of service contracts                   3,700,000                -              -                3,700,000
                                            --------------     ------------      ---------              -----------

         Total revenue                           5,242,300        4,234,867              -                9,477,167

Cost of fees and sales
     Processing fees                               257,367                -              -                  257,367
     Commissions                                 1,058,140        2,892,857              -                3,950,997
     Supplies and merchant expenses                 92,701                -              -                   92,701
     Equipment related costs                        19,020                -              -                   19,020
     Royalties and commissions                       2,179                -              -                    2,179
                                            --------------     ------------      ---------              -----------

         Total costs of fees and sales           1,429,407        2,892,857              -                4,322,264
                                            --------------     ------------      ---------              -----------

         Gross profit                            3,812,893        1,342,010              -                5,154,903

Operating expenses                              (1,086,777)         (57,377)      (223,576)    (a)       (1,649,473)
                                            --------------     ------------                             -----------
                                                                                  (281,743)    (b)

         Operating income (loss)                 3,726,116        1,284,633       (505,319)               3,505,430

Other income (expenses)
     Interest expense                              (44,531)               -              -                  (44,531)
     Interest income                                     -            9,378              -                    9,378
                                            --------------     ------------      ---------              -----------

         Total other (expense) income              (44,531)           9,378              -                  (35,153)
                                            --------------     ------------      ---------              -----------

         Income (loss) from continuing operations
           before provision for income taxes     2,681,585        1,294,011       (505,319)               3,470,277

Provision for income taxes                         184,516                -              -                  184,516
                                            --------------     ------------      ---------              -----------
         Net income (loss) from continuing
           operations                            2,497,069        1,294,011       (505,319)               3,285,761

Discontinued operations                           (100,330)               -              -                 (100,330)
                                            --------------     ------------      ---------              -----------

         Net income (loss)                  $    2,396,739     $  1,294,011      $(505,319)             $ 3,185,431
                                             =============      ===========       ========               ==========

Earnings (loss) per share:
     Basic:
         Continuing operations              $         0.09                                              $      0.12
         Discontinued operations                         -                                                        -
                                            --------------                                              -----------
         Net income                         $         0.09                                              $      0.12
                                             =============                                               ==========
     Diluted:
         Continuing operations              $         0.08                                              $      0.12
         Discontinued operations                         -                                                        -
                                            --------------                                              -----------
         Net income                         $         0.08                                              $      0.12
                                             =============                                               ==========


                       Carnegie International Corporation
                                and Subsidiaries

                  PRO FORMA STATEMENTS OF EARNINGS (UNAUDITED)

--------------------------------------------------------------------------------



                                                                    Year ended December 31, 1996
                                                                    ----------------------------
                                                         Historical               Pro forma
                                                         ----------
                                                Company            Talidan       adjustments        Pro forma

                                                -------            -------       -----------        ---------
Revenue
     Operating                              $    3,256,291     $  6,616,247      $       -          $ 9,872,538
     Sale of service contracts                           -                -              -                    -
                                            --------------     ------------      ---------           -----------

         Total revenue                           3.256,291        6,616,247              -            9,872,538

Cost of fees and sales
     Processing fees                             1,051,421                -              -            1,051,421
     Commissions                                 1,298,851        4,487,724              -            5,786,575
     Supplies and merchant expenses                 55,675                -              -               55,675
     Equipment related costs                        99,421                -              -               99,421
     Royalties and commissions                      16,662                -              -               16,662
                                            --------------     ------------      ---------          -----------

         Total costs of fees and sales           2,522,030        4,487,724              -            7,009,754
                                            --------------     ------------      ---------          -----------

         Gross profit                              734,261        2,128,523              -            2,862,784

Operating expenses                              (1,224,689)        (296,863)      (298,101)    (a)   (2,195,310)
                                            --------------     ------------                         -----------
                                                                                  (375,657)    (b)
                                                                                  --------
         Operating income (loss)                  (490,428)       1,831,660       (673,758)             667,474

Other income (expenses)
     Interest expense                             (226,063)               -              -             (226,063)
     Interest income                                 7,144           13,494              -               20,638
                                            --------------     ------------      ---------          -----------

         Total other (expense) income             (218,919)          13,494              -             (205,425)
                                            --------------     ------------      ---------          -----------

         Income (loss) from continuing operations
           before provision for income taxes      (709,347)       1,845,154       (673,758)             462,049

Provision for income taxes                               -                -              -                    -
                                            --------------     ------------      ---------          -----------
         Net income (loss) from continuing
           operations                             (709,347)       1,845,154       (673,758)             462,049

Discontinued operations                                  -                -              -                    -
                                            --------------     ------------      ---------          -----------

         Net income (loss)                  $     (709,347)    $  1,845,154      $(673,758)         $   462,049
                                             =============      ===========       ========           ==========

Earnings (loss) per share:
     Basic:
         Continuing operations              $        (0.08)                                         $      0.02
         Discontinued operations                         -                                                    -
                                            --------------                                          -----------
         Net income                         $        (0.08)                                         $      0.02
                                             =============                                           ==========
     Diluted:
         Continuing operations              $        (0.08)                                         $      0.02
         Discontinued operations                         -                                                    -
                                            --------------                                          -----------
         Net income                         $        (0.08)                                         $      0.02
                                             =============                                           ==========

                       Carnegie International Corporation
                                and Subsidiaries

              NOTES TO PRO FORMA STATEMENTS OF EARNINGS (UNAUDITED)

                December 31, 1997 and 1996 and September 30, 1997

--------------------------------------------------------------------------------


(a) To amortize the goodwill associated with the transaction based upon a fifteen year life.

(b) To recognize interest expense on the Put Obligation associated with the acquisition.

                                    PART III

Item 1.  Index to Exhibits

Exhibit
Number

3.1 Articles of Amendment to restated Articles of Incorporation, filed on February 10, 1999.
10.16 Employment Agreement between Barry N. Hunt and Harbor City Corporation, t/a ACC Telecom.
10.17    Distributor Agreement between the Corporation and ALLTEL Supply, Inc.
10.18    Stock Purchase Agreement between the Corporation and Voice Quest. Inc.
10.19    Employment Agreement between Voice Quest, Inc. and Mark S. Ortner.
10.20    Asset Purchase  Agreement  between the Corporation and the J-Net Group,
         Inc.
10.21    Employment Agreement between RomNet Support Services, Inc. and Nicholas
         R. Gentile
10.22 Consulting Agreement between the Corporation and the Vadiari Group International.
10.23    Distributor Agreement between the Corporation and Tiller International
21.1     Subsidiaries of the Registrant
27.1     Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CARNEGIE INTERNATIONAL CORPORATION


Dated:  February 12, 1999              By:   /s/ Lowell Farkas
                                          --------------------------------------
                                       Name:   Lowell Farkas
                                            ------------------------------------
                                       Title:   President
                                             -----------------------------------



C73743kk.636 R
4:2/11/99